As filed with the Securities and Exchange Commission on July 30, 2004
Registration No. 333-116267

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO
FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

AVATAR HOLDINGS INC.

(Exact Name Of Registrant as Specified in its Charter)

DELAWARE (State or Other Jurisdiction of Incorporation or Organization)	6552 (Primary Standard Industrial Classification Code Numbers)

23-1739078

(I.R.S. Employer Identification No.)

AVATAR HOLDINGS INC.

201 ALHAMBRA CIRCLE
CORAL GABLES, FLORIDA 33134
(305) 442-7000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrants’ Principal Executive Offices)

JUANITA I. KERRIGAN

VICE PRESIDENT AND SECRETARY
201 ALHAMBRA CIRCLE
CORAL GABLES, FLORIDA 33134
(305) 442-7000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

copy to:

ROBERT TODD LANG, ESQ.
TODD CHANDLER, ESQ.
WEIL, GOTSHAL & MANGES LLP
767 FIFTH AVENUE
NEW YORK, NEW YORK 10153
(212) 310-8000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this registration statement becomes effective.

     If only the securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, nor is it soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED JULY 30, 2004

PROSPECTUS

$120,000,000

Avatar Holdings Inc.

4.50% Convertible Senior Notes due 2024

          This prospectus relates to our $120,000,000 aggregate principal amount of 4.50% convertible senior notes due 2024 which we previously issued and sold in a private placement in reliance on an exemption from registration under the Securities Act of 1933, as amended.

      The notes and the common stock into which the notes are convertible may be offered and sold from time to time pursuant to this prospectus by the holders of those securities or by their transferees, pledgees, donees, or successors, all of which we refer to as selling security holders. The selling security holders may sell the securities directly to purchasers or through underwriters, broker-dealers or agents. If required at the time of a particular offering of securities by a selling security holder, a supplement to this prospectus will be circulated setting forth the name or names of any underwriters, broker-dealers or agents, any discounts, commissions or other terms constituting compensation for underwriters and any discounts, commissions or concessions that will be allowed or reallowed or paid to agents or broker-dealers.

      The notes bear interest at the rate of 4.50% per year. Interest on the notes is payable on April 1 and October 1 of each year, beginning October 1, 2004. The notes will mature on April 1, 2024.

      Our common stock is traded through The Nasdaq Stock Market (“Nasdaq”) under the symbol “AVTR.” On July 29, 2004, the last reported sale price of our common stock on Nasdaq was $42.03 per share.

        Investing in the notes involves risks. See “Risk Factors” beginning on page 7.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          , 2004

      You should rely only on the information contained in this prospectus and those documents incorporated by reference herein. We have not authorized anyone to provide you with different information. The selling security holders are not making an offer of these securities in any state where the offer is not permitted.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains forward looking statements. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “will,” “plan,” “intend” and “expect” and similar expressions identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in any forward looking statements are reasonable, these plans, intentions or expectations may not be achieved. Our actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this prospectus. Important factors that could cause actual results to differ materially from our forward looking statements are set forth in this prospectus, including under the heading “Risk Factors.” All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Except as required by federal securities laws, we are under no obligation to update any forward looking statement, whether as a result of new information, future events or otherwise.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy materials that we have filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800- SEC-0330 for further information on the public reference room. Our SEC filings also are available to the public on the SEC’s web site at http://www.sec.gov, which contains reports, proxies and information statements and other information regarding issuers that file electronically. Our SEC filings are also available through our website at http://www.avatarholdings.com. The information on our website is not, and you must not consider such information to be, a part of this prospectus.

      We have agreed that if, at any time that the notes are “restricted securities” within the meaning of the Securities Act and we are not subject to the information reporting requirements of the Exchange Act of 1934, we will furnish to holders of the notes and to prospective purchasers designated by them the information required to be delivered pursuant to Rule 144(d)(4) under the Securities Act to permit compliance with Rule 144A in connection with resales of the notes.

ii

SUMMARY

      This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements and the related notes, contained elsewhere or incorporated by reference in this prospectus, before making an investment decision.

Our Company

Our Business

      We are engaged in the business of real estate operations. Our residential community development activities are focused primarily in the state of Florida and include the development of active adult and primary residential communities. We currently own more than 18,000 acres of developed, partially developed or developable residential, commercial and industrial property in the states of Florida and Arizona, some portion of which may be developed as roads, retention ponds, parks, school sites, community amenities and for other similar uses. We also engage in a variety of other real estate related activities, such as the operation of amenities, the sale of commercial and industrial land, and the operation of a title insurance agency. We also operate a water and wastewater utility in Rio Rico, Arizona.

      Active Adult Community Development. Within the Central Florida master-planned community of Poinciana we are developing the highly-amenitized active adult community of Solivita. This community incorporates the natural topography of the land, including more than 1,200 acres of wetlands and an oak hammock. The community currently includes approximately 100,000 square feet of recreation and service facilities, as well as an 18-hole golf course and an active park housing a variety of sporting and games facilities.

      Primary Residential Community Development. Our primary residential community development business includes construction of production homes, both on scattered lots and on contiguous parcels as part of planned communities, in Poinciana, Florida and Rio Rico, Arizona. Our primary residential operations also include the development and construction of semi-custom homes in Harbor Islands, Florida. During the fourth quarter of 2003, we commenced closings at our Central Florida community of Bellalago, which opened for sales in late 2002. Also during 2003, we commenced sales and closings within Cory Lake Isles, in Tampa, Florida, on parcels acquired in 2002.

      Highrise Joint Ventures. In December 2002, a subsidiary of ours, Avatar Ocean Palms, Inc., entered into a joint venture for development of a 38-story, 240-unit highrise condominium on a 3.5-acre oceanfront site in Hollywood, Florida. In 2003, sales commenced and as of March 31, 2004, 208 units have been sold at an aggregate sales volume of $165.9 million. In December 2003, the joint venture closed on a $115.0 million construction financing package and commenced development and construction.

      In March 2004, another subsidiary of ours, Avatar Regalia, Inc., entered into a joint venture for development of a luxury residential highrise condominium on an oceanfront site of approximately 1.18 acres in Sunny Isles Beach, Florida, approximately three miles south of Hollywood.

      Other Residential Real Estate Assets. Banyan Bay, located in Martin County, Florida, with frontage on the St. Lucie River, consists of 250 acres. We have applied for master plan approval for permitting of a community of approximately 200 single-family and 300 multi-family homes. It is anticipated that prices will range from approximately $220,000 for multi-family product to more than $600,000 for single-family homes.

      Ocala Springs, located five miles northeast of Ocala in Marion County, Florida, is comprised of approximately 4,600 acres of undeveloped land, which is being held for future development and/or sale. We do not currently have specific plans for this property.

      We also own a small number of homesites and a small amount of additional acreage in other areas within Florida.

      Commercial and Industrial and Other Operations. We also earn nominal revenues through rental and other operations, including a small community shopping center in each of Poinciana and Rio Rico, title insurance agency operations, real estate brokerage services and a water and wastewater utility in Rio Rico.

Business Strategy

      Our primary business strategy continues to be the development of lifestyle communities, including active adult and primary residential communities, as well as development and construction of housing on scattered lots. We have expanded our community development and homebuilding operations to newly-acquired land parcels and joint ventures for the development of highrise condominium projects.

      As part of our business strategy, from time to time we dispose of non-core assets that we believe do not represent significant long-term opportunities for us. For example, during 2002, we sold the Rio Rico Resort and golf course and substantially all of our remaining land in Cape Coral, Golden Gate and Leisure Lakes, Florida.

      We are actively pursuing other long-term investment and business opportunities. Future opportunities may be in those real estate businesses in which we are presently engaged or may extend to other real estate activities or unrelated businesses.

Our Corporate Information

      Avatar Holdings Inc. was incorporated in the state of Delaware in 1970. Our principal executive offices are located at 201 Alhambra Circle, Coral Gables, Florida 33134 (telephone (305) 442-7000). Our internet address is http://www.avatarholdings.com. The information contained on our website is not part of this prospectus.

The Offering

Notes Offered	$120,000,000 aggregate principal amount of 4.50% Convertible Senior Notes due 2024. Each note was issued at a price of $1,000 per note and has a principal amount of $1,000.

Maturity	April 1, 2024.

Interest	The notes bear interest at the rate of 4.50% per year on the principal amount from March 30, 2004, or from the most recent date to which interest has been paid or provided for. Interest is payable semiannually in arrears on April 1 and October 1 of each year, beginning October 1, 2004. The interest rate will be calculated using a 360-day year composed of twelve 30-day months.

Conversion Rights	Holders may convert all or a portion of their notes, in multiples of $1,000 principal amount, into common stock only if at least one of the conditions described below is satisfied. For each $1,000 principal amount of notes surrendered for conversion, if the conditions for conversion are satisfied, a holder will receive 19.0006 shares of our common stock. When we refer to “common stock” throughout this prospectus, we include all rights attaching to our common stock under any stockholder rights plan then in effect. In lieu of delivering shares of our common stock upon conversion of all or any portion of the notes, we may elect to pay cash or a combination of cash and shares of our common stock for the notes surrendered.

Holders may surrender notes for conversion into shares of our common stock at any time during any calendar quarter (but only during such calendar quarter) commencing after June 30, 2004 if the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is more than 120% of the conversion price per share of common stock on such last day. The conversion price per share as of any day will equal the principal amount of a note divided by the conversion rate, subject to any adjustments to the conversion rate through that day.

Holders may also surrender notes for conversion during the five business day period after any five-consecutive-trading-day period in which the trading price per $1,000 principal amount of notes for each day of that period was less than 98% of the product of the closing sale price for our common stock for each day of that period and the number of shares of common stock issuable upon conversion of $1,000 principal amount of notes; provided that if on the date of any such conversion that is on or after April 1, 2019, the closing sale price of our common stock is greater than the conversion price, then holders will receive, in lieu of common stock based on the conversion price, cash or common stock or a combination of cash and common stock, at our option, with a value equal to the principal amount of such notes plus accrued and unpaid interest, as of the conversion date.

Notes called for redemption may be surrendered for conversion until the close of business on the second business day immediately preceding the redemption date. In addition, if we make a distribution to our stockholders with a per share value of more than 5% of the closing sale price of our common stock on the date immediately preceding the declaration of such distribution, or if we are a party to certain consolidations, mergers or binding share exchanges, notes may be surrendered for conversion, as provided in “Description of Notes — Conversion Rights.”

The ability to surrender notes for conversion will expire at the close of business on the second business day immediately preceding the final maturity date.

Ranking	The notes are our senior, unsecured obligations and rank equal in right of payment to all of our existing and future unsecured and senior debt. However, the notes are effectively subordinated to all our existing and future secured debt to the extent of the collateral securing such indebtedness, and to all existing and future liabilities of our subsidiaries. See “Description of Notes — Ranking of the Notes.” As of March 31, 2004, after giving effect to the issuance of the notes, there was $128.4 million of total long-term debt outstanding of Avatar Holdings Inc., of which $8.4 million was total long-term debt outstanding of our subsidiaries.

Sinking Fund	None.

Redemption of Notes at Our Option	We may redeem for cash all or a portion of the notes at any time on or after April 5, 2011, at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest, if any. See “Description of Notes — Redemption of Notes at Our Option.”

Repurchase at Option of the Holder on Specified Dates	Holders may require us to repurchase the notes for cash on April 1, 2011, April 1, 2014 and April 1, 2019 at a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any. See “Description of Notes — Repurchase at Option of the Holder on Specified Dates.”

Repurchase at Option of the Holder Upon a Designated Event	In certain circumstances involving a designated event (as described under “Description of Notes — Repurchase at Option of the Holder Upon a Designated Event”) prior to maturity, holders may require us to purchase all or a portion of their notes for cash at a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any. See “Description of Notes — Repurchase at Option of the Holder Upon a Designated Event.”

DTC Eligibility	The notes were issued in fully registered book entry form and are evidenced by one or more global notes deposited with the trustee for the notes, as custodian for and registered in the name of a nominee of The Depository Trust Company, or DTC, in New York, New York. Beneficial interests in the global note are shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants, and your interest in the global note may not be exchanged for certificated notes, except in limited circumstances described herein. See “Description of Notes — Book-Entry System.”

Registration Rights	We have, for the benefit of holders, filed with the SEC a shelf registration statement, of which this prospectus is a part, covering resales of the notes and the shares of our common stock issuable upon conversion of the notes. We will use our reasonable best efforts to cause the shelf registration statement to become effective within 180 days after the date of original issuance and keep such shelf registration statement effective until the earliest of (i) the sale pursuant to Rule 144 under the Securities Act or a shelf registration statement of all the notes and the shares of common stock issuable upon conversion of the notes and (ii) the expiration of the holding period applicable to such securities held by our non affiliates under Rule 144(k) under the Securities Act, or any successor provision, subject to certain permitted exceptions. See “Description of Notes — Registration Rights.”

Trading	The notes originally sold in private placement transactions are eligible for trading in the PORTALSM Market of the National Association of Securities Dealers, Inc. Notes sold using this prospectus, however, will no longer be eligible for trading in the PORTALSM Market. Upon the effective date of the registration statement of which this prospectus is a part, we do not expect the notes to be listed on any other national securities exchange or in any automated quotation system.

Common Stock	Our common stock is traded through Nasdaq under the symbol “AVTR.”

Use of Proceeds	We will not receive any of the proceeds of the sale by the selling security holders of the notes or the common stock into which the notes may be converted. We used approximately $42.9 million of the net proceeds of the offering to purchase shares of our common stock from purchasers of the notes. The remaining portion of the proceeds are to be used for general corporate purposes.

Risk Factors

      Investing in the notes involves a number of material risks. For a discussion of certain risks that should be considered in connection with an investment in the notes, see “Risk Factors” beginning on page 7 of this prospectus.

Summary Financial Data

      The following table sets forth our summary financial data and other operating information. The summary financial data in the table are derived from our audited year-end consolidated financial statements and our unaudited quarterly consolidated financial statements. The financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and our Quarterly Reports on Form 10-Q and Form 10-Q/A for the quarter ended March 31, 2004 incorporated by reference in this prospectus.

											Three months Ended
	Year Ended December 31,										March 31,

	1999		2000		2001		2002		2003		2003		2004

	(dollars in thousands except per share data)
Statement of Income Data
Revenues	$183,828		$157,137		$157,026		$190,251		$253,008		$50,541		$78,316

Income (loss) from continuing operations before income taxes and discontinued operations	$(1,411)		$9,414		$6,344		$5,641		$9,909		$3,141		$10,410
Income tax (expense) benefit	563		293		(2,484)		(2,266)		8,554		(1,109)		(3,723)

Income (loss) from continuing operations after income taxes and before discontinued operations	$(848)		$9,707		$3,860		$3,375		$18,463		$2,032		$6,687
Discontinued operations:
Income (loss) from operations of discontinued operations, operations (including gain on disposal of $103,188 for 1999, $2,649 for 2002 and $2,784 for 2004)	102,149		(639)		(1,382)		1,265		—		(16)		2,737
Income tax benefit (expense)	(13,151)		246		532		987		—		6		(1,040)

Income (loss) on discontinued operations	88,998		(393)		(850)		2,252		—		(10)		1,697

Net income	$88,150		$9,314		$3,010		$5,627		$18,463		$2,022		$8,384

Basic Per Share Data
Income (loss) from continuing operations after income tax and before discontinued operations	$(0.09)		$1.16		$0.46		$0.38		$2.13		$0.23		$0.72

Discontinued operations:
Income (loss) on discontinued operations	9.73		(0.05)		(0.10)		0.26		—		0.00		0.18

Net income	$9.64		$1.11		$0.36		$0.64		$2.13		$0.23		$0.90

Diluted Per Share Data
Income (loss) from continuing operations after income tax and before discontinued operations	$(0.09)		$1.16		$0.46		$0.38		$2.11		$0.23		$0.70
Discontinued operations:
Income (loss) on discontinued operations	9.73		(0.05)		(0.10)		0.26		—		0.00		0.18

Net income	$9.64		$1.11		$0.36		$0.64		$2.11		$0.23		$0.88

Balance Sheet Data
Total assets	$391,135		$369,192		$371,630		$386,067		$362,719		$381,128		$462,165
Notes, mortgage notes and other debt	$119,468		$114,860		$109,031		$107,712		$19,771		$100,127		$128,386
Stockholders’ equity	$193,577		$202,987		$211,078		$221,592		$263,649		$218,500		$229,289
Other Financial Data
Ratio of earnings to fixed charges	0.89	x(1)	1.95	x	1.44	x	1.57	x	2.74	x	2.39	x	31.66	x

(1) Additional earnings of $1,123 would have been required to cover fixed charges.

RISK FACTORS

      In deciding whether to purchase the notes, you should carefully consider the risks described below, which could cause our operating results and financial condition to be materially adversely affected, as well as other information and data included or incorporated by reference in this prospectus.

Risks Related to Our Company

Our access to financing may be limited, which could harm our business.

      Our business is capital intensive and requires expenditures for land and infrastructure development, housing construction, working capital and new development opportunities. Accordingly, we anticipate incurring indebtedness to fund real estate development activities. As of March 31, 2004, after giving effect to the issuance of the notes, our total consolidated indebtedness was $128.4 million. We may not sustain profitability or positive cash flows from operating activities. We anticipate, but cannot assure you, that the amounts available from internally generated funds, cash on hand, the sale of non-strategic assets and existing long-term financing will be sufficient to fund our anticipated operations and meet debt service or working capital requirements. We may be required to seek additional capital in the form of equity or debt financing from a variety of potential sources, including additional bank financing and sales of debt or equity securities. We cannot assure you that such financing will be available or, if available, will be on favorable terms. If we are not successful in obtaining sufficient capital to fund the implementation of our business strategy and other expenditures, development projects may be delayed or abandoned. Any such delay or abandonment could result in a reduction in sales and would adversely affect future results of operations.

A rise in interest rates or a decline in the capital markets could have an adverse effect on our business.

      Some purchasers of our homes finance their purchases through third-party lenders providing mortgage financing or, to some extent, rely upon investment income. In general, housing demand is dependent on home equity, consumer savings and third-party financing and could be adversely affected by increases in interest rates, decreases in investment income, unavailability of mortgage financing, increasing housing costs and unemployment levels. The amount or value of discretionary income and savings, including retirement assets, available to home purchasers can be affected by a decline in the capital markets. If mortgage interest rates increase or the capital markets decline or undergo a major correction, the ability of prospective buyers to finance home purchases may be adversely affected.

Our success significantly depends on our key personnel and our ability to attract and retain additional personnel.

      Implementation of our real estate business strategy has required, and will continue to require, among other things, the addition of new management personnel and employees, as well as the development of additional expertise by existing management personnel and employees. The loss of the services of certain members of the senior management team could have a material adverse effect on the success of our real estate business strategy and on our ability to expand our operations.

We may not succeed in obtaining new development, investment and business opportunities.

      We have under development or in the planning process a substantial portion of the historical landholdings that we believe can be profitably developed at this time or in the near future. Although we are actively pursuing other development, long term investment and business opportunities, we cannot assure you that we will succeed in our efforts to obtain new development, investment and business opportunities.

Our industry is highly cyclical and is affected by general economic conditions and other factors beyond our control.

      The real estate industry is highly cyclical and is affected by changes in national, global and local economic conditions and events, such as employment levels, availability of financing, interest rates, consumer confidence and the demand for housing and other types of construction. Real estate developers are subject to various risks, many of which are outside the control of the developer, including real estate market conditions (both where our communities and homebuilding operations are located and in areas where potential customers reside), changing demographic conditions, adverse weather conditions and natural disasters, such as hurricanes, tornadoes and wildfires, delays in construction schedules, cost overruns, changes in government regulations or requirements, increases in real estate taxes and other local government fees and availability and cost of land, materials and labor. The occurrence of any of the foregoing could result in a reduction of sales. Lower than expected sales by us as a result of these occurrences could have a material adverse effect on the timing of our cash flows and therefore, on our ability to service our obligation with respect to the notes.

We are concentrated geographically, which could harm our business.

      Our development activities are primarily focused on locations in Florida and therefore depend to a significant degree on the levels of immigration to Florida from outside the United States and migration to Florida from within the United States in addition to other local market conditions. Our geographic concentration may create increased vulnerability during regional economic downturns or other Florida-related events which may reduce our cash flows and adversely affect our financial condition.

Increased roadway and school impact fees instituted by Osceola County portion of Poinciana, Florida may reduce our cash flow.

      Our primary residential community development includes the construction of production homes, both on scattered lots and on contiguous parcels as part of planned communities, in Poinciana, Florida. A portion of our cash flow from our operation is generated through sales of homes in the Osceola County portion of Poinciana, Florida. In 2003, Osceola County increased the fees required to be paid by developers whose construction impacts local schools and roads. As a result of these increased impact fees, gross margins from future sales will be reduced and our future cash flow and our ability to service our debt obligations may be adversely affected.

If we are unable to develop and market our communities, our cash flows could decline.

      Our communities will be developed over time. Therefore, our medium- and long-term future will be dependent on our ability to develop and market existing and future communities successfully. Committing the financial and managerial resources to develop a community involves significant risks. Before a community generates any revenues, material expenditures are required, among other things, to obtain development approvals to construct project infrastructure, recreation centers, model homes and sales facilities and, where opportunities are suitable and appropriate, to acquire land. It generally takes several years for a community development to achieve cumulative positive cash flow. No assurance can be given that we will successfully develop and market communities in the future. Our inability to develop and market our communities successfully and to generate positive cash flows from such operations in a timely manner would have an adverse effect on the ability to service debt and to meet working capital requirements.

Our joint ventures and partnerships may not achieve anticipated results.

      In connection with our business strategy, we may seek additional joint venture or partnership arrangements with entities whose complementary resources or other business strengths we believe will contribute to our competitive position. A joint venture or other partnership may involve special risks associated with the possibility that a partner or partnership (i) at any time may have economic or business interests or goals that are inconsistent with ours, (ii) may take actions contrary to our instructions or requests or contrary to our policies or objectives with respect to our real estate investments or (iii) could experience financial difficulties. Actions by a partner may have the result of subjecting property owned by the joint venture or partnership to liabilities in excess of those contemplated by the terms of the joint venture or partnership agreement or have other adverse consequences. As a participant in certain joint ventures or partnerships, we may be jointly and severally liable for the debts and liabilities of a joint venture or partnership. We cannot assure you that any joint venture or partnership arrangements entered into will achieve the results anticipated or otherwise prove successful.

The results of our operations are subject to fluctuations, which could hinder our ability to service debt and meet working capital requirements.

      Our real estate projects are long-term in nature. Sales activity at active adult and other community and real estate developments varies from period to period, and the ultimate success of any community cannot be determined from results in any particular period or periods. A community may generate significantly higher sales levels at inception (whether because of local pent-up demand or other reasons) than it does during later periods over the life of the community. Revenues and earnings will also be affected by period-to-period fluctuations in the mix of product, subdivisions and home closings among our homebuilding operations. Thus, the timing and amount of revenues are subject to considerable uncertainty. The inability to predict the cash flows from operations could have an adverse effect on our ability to service debt and to meet working capital requirements.

Our business is subject to substantial competition.

      Our homebuilding, planned community development and other real estate operations are subject to substantial existing and potential competition (including increased competition from a number of national homebuilders). Some current and potential competitors have longer operating histories and greater financial, sales, marketing, technical and other resources than us. Competition within the geographic locations of our developments extends from price and design of products to the ability to acquire diminishing supplies of raw land, to retain and employ experienced real estate management and sales personnel and to contract with development and construction firms. We cannot assure you that we will have sufficient resources to compete successfully in our market or against our competitors. Accordingly, existing and new competitors may rapidly accrue market share.

Our inability to meet the demands of increased volume could harm our business.

      The expansion of our operations has placed increased burdens on existing staff and development and construction subcontractors. In addition, our ability to manage growth and to redeploy resources effectively will require us to continue to implement and improve operational, financial and sales systems. The inability to meet the demands of higher volume through retention and hiring of experienced management and sales personnel, through entering into contracts for development and construction and by updating and/or installing more sophisticated systems could have a detrimental effect on our competitive position and results of operation.

One of our highly profitable developments is nearing completion.

      Our semi-custom community of Harbor Islands, where prices range from $900,000 to $3.0 million, generates substantial cash flow and profitability. As of March 31, 2004, nine units remained for sale, and 30 units were in backlog. It is anticipated the remaining units will be sold out during 2004 and development at Harbor Islands will be completed during 2005, which may have an adverse effect on our future cash flows.

We are subject to extensive governmental regulation and environmental considerations.

      Our business is subject to extensive federal, state and local regulatory requirements, the broad discretion that governmental agencies have in administering those requirements and “no growth” or “slow growth” policies, all of which can prevent, delay, make uneconomic or significantly increase the costs of development. Various governmental approvals and permits are required throughout the development process, and no assurance can be given as to the receipt (or timing of receipt) of these approvals or permits. The incurrence of substantial compliance costs and the imposition of delays and other regulatory burdens could have a material adverse effect on our operations. Furthermore, various federal, state and local laws subject property owners or operators to liability for the costs of removal or remediation of certain hazardous substances released on a property. Such laws often impose liability without regard to whether the owner knew of, or was responsible for, the release of the hazardous substances. The presence of such hazardous substances at one or more properties, and the requirement to remove or remediate such substances, may result in significant cost.

Risks Related to the Notes and the Offering

We have increased our leverage as a result of the sale of the notes.

      In connection with the sale of the notes, we incurred $120.0 million of indebtedness. As a result of this indebtedness, our interest payment obligations have increased. The degree to which we are leveraged could adversely affect our ability to obtain further financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures. Our ability to meet our debt service obligations will be dependent upon our future performance, which will be subject to the financial, business and other factors affecting our operations, many of which are beyond our control.

There are no restrictive covenants in the notes indenture relating to our ability to incur future indebtedness or complete other financial transactions.

      The indenture governing the notes does not contain any financial or operating covenants or restrictions on the payment of dividends, the incurrence of indebtedness, transactions with affiliates, incurrence of liens or the issuance or repurchase of securities by us or any of our subsidiaries. We therefore may incur additional debt, including secured indebtedness senior to the notes, or indebtedness at the subsidiary level to which the notes would be structurally subordinated. As part of our strategy, we may use proceeds from this offering to finance potential acquisitions, which may cause us to incur significant indebtedness to which the notes would be subordinate.

      A higher level of indebtedness increases the risk that we may default on our debt obligations. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our debt or that future working capital, borrowings or equity financing will be available to pay or refinance such debt. The indenture contains no covenants or other provisions to afford protection to holders of the notes upon the occurrence of a designated event except to the extent described under “Description of Notes — Repurchase at Option of the Holder Upon a Designated Event.”

We may be unable to generate sufficient cash flow to satisfy our debt service obligations.

      Our ability to generate cash flow from operations to make interest payments on the notes will depend on our future performance, which will be affected by a range of economic, competitive and business factors. We cannot control many of these factors, including general economic conditions and the health of the real estate industry. If our operations do not generate sufficient cash flow from operations to satisfy our debt service obligations, we may need to borrow additional funds to make these payments or undertake alternative financing plans, such as refinancing or restructuring our debt, or reducing or delaying capital investments and acquisitions. Additional funds or alternative financing may not be available to us on favorable terms, or at all. Our inability to generate sufficient cash flow from operations or obtain additional funds or alternative financing on acceptable terms could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to repay or purchase the principal amount of the notes.

      At maturity, the entire outstanding principal amount of the notes will become due and payable by us. In addition, on April 1, 2011, April 1, 2014 and April 1, 2019 or if a designated event occurs, as defined in the indenture, each holder of the notes may require that we purchase all or a portion of that holder’s notes. We cannot assure you that we will have sufficient funds or will be able to arrange for additional financing to pay the principal amount or purchase price due. In that case, our failure to repay the notes at maturity or to purchase any tendered notes would constitute an event of default under the indenture.

We cannot assure you that an active trading market will develop for the notes.

      There is no established trading market for the notes. We have no plans to list the notes on a securities exchange. We have been advised by the initial purchaser of the notes that it currently intends to make a market in the notes. However, the initial purchaser of the notes is not obligated to do so. Any market-making activity, if initiated, may be discontinued at any time, for any reason or for no reason, without notice. If the initial purchaser of the notes ceases to act as the market maker for the notes, we cannot assure you another firm or person will make a market in the notes. The liquidity of any market for the notes will depend upon the number of holders of the notes, our results of operations and financial condition, the market for similar securities, the interest of securities dealers in making a market in the notes and other factors. An active or liquid trading market for the notes may not develop.

      We will use our reasonable best efforts to cause the resale registration statement to be declared effective under the Securities Act. However, we cannot assure you that the registration statement will be declared effective or that there will be an active trading market for the notes. If the relevant registration statement is not declared effective, this could adversely affect the liquidity and price of the notes and common stock issuable upon conversion of the notes. If we do not comply with our registration obligations with respect to the notes and the common stock issuable upon conversion of the notes, we will be obligated to pay liquidated damages. Selling securityholders who sell notes or common stock issuable upon conversion of the notes pursuant to a shelf registration statement may be subject to certain restrictions and potential liability under the Securities Act. See “Description of Notes — Registration Rights.”

      If a market were to develop, the notes could trade at prices that may be lower than their initial offering price depending on many factors, including the market price of our common stock into which the notes are convertible, prevailing interest rates, our operating results and the market for similar securities.

You will not receive cash payments of accrued but unpaid interest upon conversion of your notes.

      Upon conversion of your notes into shares of common stock, we will deliver to the holder of notes the full number of shares of common stock into which $1,000 principal amount of the notes is convertible, together with cash payments for fractional shares. Our obligation to pay accrued but unpaid interest attributable to the period from the most recent interest payment date through the conversion date will be deemed to be satisfied upon delivery of the shares and any accrued interest payable to you will be deemed to be paid in full.

You will not have that right to require us to repurchase your notes in the event we enter into a consolidation, merger, sale, conveyance, transfer, lease or other disposition permitted by the terms of the indenture.

      In the event all or substantially all of our common stock is exchanged for, converted into, acquired for, or constitutes solely the right to receive, consideration which is not all or substantially all common stock that is listed on, or immediately after the transaction or event will be listed on, a United States national security exchange, or is approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq Stock Market or any similar United States system of automated dissemination of quotations of securities prices or if our common stock (or other common stock into which the notes are then convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on the Nasdaq Stock Market, you will have the right to require us to repurchase your notes. However, if we consolidate with or merge into another entity or sell, convey, transfer, lease or otherwise dispose of all or substantially all of our properties pursuant to the terms of the indenture governing the notes, you will no longer have the right to require a repurchase of your notes.

We expect that the trading value of the notes will be significantly affected by the price of our common stock.

      The market price of the notes is expected to be significantly affected by the market price of our common stock. This may result in greater volatility in the trading value of the notes than would be expected for any non-convertible debt securities we may issue.

Shares of our common stock are relatively illiquid.

      As of July 29, 2004, we had 8,275,427 shares of common stock outstanding, the majority of which is held by institutional investors. As a result of our relatively small public float, our common stock may be less liquid than the common stock of companies with broader public ownership. The trading of a relatively small volume of our common stock may have a greater impact on the trading price of our common stock, and therefore the trading price of the notes, than would be the case if our public float were larger.

The notes are effectively subordinated to all of our secured indebtedness and all indebtedness of our subsidiaries.

      The notes are our unsecured senior obligations and are not guaranteed by any of our subsidiaries. Accordingly, the notes are effectively subordinated to all of our current and future secured indebtedness to the extent of the assets securing the indebtedness. Our Long-Term Facility is secured by real property in our Crescent Lakes and Cypress Woods in Poinciana, Solvita, Bellalago, Cory Lakes Isles and Harbor Islands developments, having an aggregate book value of $155.5 million as of March 31, 2004. Therefore, the notes are effectively subordinated to the Long-Term Facility to the extent of such pledged assets.

      Our right to receive any distribution of assets of any subsidiary upon that subsidiary’s liquidation, reorganization or otherwise, is subject to the prior claims of creditors of that subsidiary, except to the extent we are also recognized as a creditor of that subsidiary. As a result, the notes are effectively subordinated to the claims of such creditors.

The conditional conversion feature of the notes could result in your receiving less than the value of the common stock into which a note is convertible.

      The notes are convertible into shares of our common stock only if specified conditions are met. If the specific conditions for conversion are not met, you will not be able to convert your notes, and you may not be able to receive the value of the common stock into which the notes would otherwise be convertible.

Our reported earnings per share may be more volatile because of the contingent conversion provision of the notes.

      Holders of the notes are entitled to convert the notes into our common stock (or, at our election, cash or a combination of cash and common stock), among other circumstances, if the closing sale price of our common stock on each of at least 20 trading days in the 30 consecutive trading day period ending on the last day of the prior calendar quarter exceeds 120% of the then prevailing conversion price in effect on that last trading day. Until this contingency or another conversion contingency is met, the shares underlying the notes are not included in the calculation of our basic or diluted earnings per share. Should any of these contingencies be met, diluted earnings per share would be expected to decrease as a result of the inclusion of the underlying shares in our diluted earnings per share calculation. Volatility in our stock price could cause this common stock price condition to be met in one quarter and not in a subsequent quarter, increasing the volatility of our diluted earnings per share.

The notes may not be rated or may receive a lower rating than anticipated.

      We do not intend to seek a rating on the notes and we believe it is unlikely that the notes will be rated. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the market price of the notes and our common stock could be adversely affected.

USE OF PROCEEDS

      We will not receive any of the proceeds of the sale by the selling security holders of the notes or the common stock into which the notes may be converted. We used approximately $42.9 million of the net proceeds of the offering to purchase shares of our common stock from purchasers of the notes. The remaining portion of the proceeds are to be used for general corporate purposes.

RATIO OF EARNINGS TO FIXED CHARGES

							Three months Ended
	For the Year Ended December 31,						March 31,

	1999		2000	2001	2002	2003	2003	2004

	(Dollars in thousands)
Earnings:
Income (loss) from continuing operations before income taxes	$(1,411)		$9,414	$6,344	$5,641	$9,909	$3,141	$10,410
Fixed charges	10,318		9,180	8,859	8,212	6,070	2,076	380
Amortization of capitalized interest	1,545		1,738	1,807	3,145	4,477	872	1,550
Interest capitalized	(1,257)		(2,452)	(4,244)	(4,086)	(3,810)	(1,135)	(310)

Earnings	$9,195		$17,880	$12,766	$12,912	$16,646	$4,954	$12,030

Fixed Charges:
Interest incurred, whether expensed or capitalized	$10,001		$8,881	$8,622	$7,943	$5,787	$2,008	$310
Interest portion of rental expense	317		299	237	269	283	68	70

Fixed Charges	$10,318		$9,180	$8,859	$8,212	$6,070	$2,076	$380

Ratio of earnings to fixed charges	0.89	x(1)	1.95x	1.44x	1.57x	2.74x	2.39x	31.66x

(1) Additional earnings of $1,123 would have been required to cover fixed charges.

PRICE RANGE OF OUR COMMON STOCK

      Our common stock is traded through Nasdaq under the symbol “AVTR.” The following table sets forth, on a per share basis for the periods indicated, the high and low sale prices per share for our common stock as reported by Nasdaq:

	High	Low

Fiscal Year 2002
First quarter ended March 31, 2002	$27.40	$23.30
Second quarter ended June 30, 2002	28.40	25.70
Third quarter ended September 30, 2002	27.50	23.69
Fourth quarter ended December 31, 2002	25.00	21.00
Fiscal Year 2003
First quarter ended March 31, 2003	$25.99	$22.00
Second quarter ended June 30, 2003	31.64	24.38
Third quarter ending September 30, 2003	33.20	30.00
Fourth quarter ended December 31, 2003	38.14	31.30
Fiscal Year 2004
First quarter (ended March 31, 2004)	$42.60	$37.43
Second quarter (ended June 30, 2004)	$42.42	$36.77
Third quarter (through July 29, 2004)	$42.20	$40.63

      As of July 29, 2004, the last reported sale price of our common stock on Nasdaq was $42.03.

DIVIDEND POLICY

      We have not declared any cash dividends on common stock since its issuance and have no present intention to pay cash dividends.

SELECTED FINANCIAL DATA

      The following table sets forth our selected financial data and other operating information. The selected financial data in the table are derived from our audited year-end consolidated financial statements and our unaudited quarterly consolidated financial statements. The financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Consolidated Financial Statements and notes thereto included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and our Quarterly Reports on Form 10-Q and Form 10-Q/A for the quarter ended March 31, 2004 incorporated by reference in this prospectus.

											Three months Ended
	Year Ended December 31,										March 31,

	1999		2000		2001		2002		2003		2003		2004

	(Dollars in thousands except per share data)
Statement of Income Data
Revenues	$183,828		$157,137		$157,026		$190,251		$253,008		$50,541		$78,316

Income (loss) from continuing operations before income taxes and discontinued operations	$(1,411)		$9,414		$6,344		$5,641		$9,909		$3,141		$10,410
Income tax (expense) benefit	563		293		(2,484)		(2,266)		8,554		(1,109)		(3,723)

Income (loss) from continuing operations after income taxes and before discontinued operations	$(848)		$9,707		$3,860		$3,375		$18,463		$2,032		$6,687
Discontinued operations:
Income (loss) from operations of discontinued operations, operations (including gain on disposal of $103,188 for 1999, $2,649 for 2002 and $2,784 for 2004)	102,149		(639)		(1,382)		1,265		—		(16)		2,737
Income tax benefit (expense)	(13,151)		246		532		987		—		6		(1,040)

Income (loss) on discontinued operations	88,998		(393)		(850)		2,252		—		(10)		1,697

Net income	$88,150		$9,314		$3,010		$5,627		$18,463		$2,022		$8,384

Basic Per Share Data
Income (loss) from continuing operations after income tax and before discontinued operations	$(0.09)		$1.16		$0.46		$0.38		$2.13		$0.23		$0.72

Discontinued operations:
Income (loss) on discontinued operations	9.73		(0.05)		(0.10)		0.26		—		0.00		0.18

Net income	$9.64		$1.11		$0.36		$0.64		$2.13		$0.23		$0.90

Diluted Per Share Data
Income (loss) from continuing operations after income tax and before discontinued operations	$(0.09)		$1.16		$0.46		$0.38		$2.11		$0.23		$0.70
Discontinued operations:
Income (loss) on discontinued operations	9.73		(0.05)		(0.10)		0.26		—		0.00		0.18

Net income	$9.64		$1.11		$0.36		$0.64		$2.11		$0.23		$0.88

Balance Sheet Data
Total assets	$391,135		$369,192		$371,630		$386,067		$362,719		$381,128		$462,165
Notes, mortgage notes and other debt	$119,468		$114,860		$109,031		$107,712		$19,771		$100,127		$128,386
Stockholders’ equity	$193,577		$202,987		$211,078		$221,592		$263,649		$218,500		$229,289
Other Financial Data
Ratio of earnings to fixed charges	0.89	x(1)	1.95	x	1.44	x	1.57	x	2.74	x	2.39	x	31.66	x

(1) Additional earnings of $1,123 would have been required to cover fixed charges.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with the consolidated financial statements, including the notes thereto, which are incorporated by reference herein, as well as the other documents incorporated by reference herein.

Overview

      We are engaged in real estate operations. Our residential community development activities include semi-custom and production homebuilding. In 2002, we entered into a joint venture for development of a highrise condominium in Hollywood, Florida and in March 2004, we entered into a joint venture for development of a highrise condominium in Sunny Isles Beach, Florida. We also engage in a variety of other real estate-related activities, such as the operation of amenities, the development and sale of commercial and industrial properties, the operation of a title insurance agency, and the operation of a water and wastewater utility at Rio Rico, Arizona.

Residential Real Estate

      Revenues and sales data derived from primary and active adult homebuilding operations for the years ended December 31, 2003, 2002 and 2001 and for the quarters ended March 31, 2004 and 2003 are summarized under “— Results of Operations.”

Communities Under Development

Active Adult Community

      Solivita. Solivita is located in Poinciana, approximately 21 miles south of Orlando and 20 miles from Walt Disney World. Since commencement in 1998, we have developed approximately 100,000 square feet of recreation and service facilities, including a fitness center, a golf clubhouse, restaurants, arts and crafts rooms, a café/newsstand, other meeting and theater facilities, and a Ron Garl-designed 18-hole golf course. The community’s active park houses a variety of sporting and games facilities, including an official softball field, a basketball court and five tennis courts. Future plans may include the development and construction of additional recreation and service facilities.

      During the third quarter of 2003, we closed on the acquisition of 907 acres of land in Poinciana, adjacent to Solivita, for a purchase price of $8.5 million, to be utilized primarily for expansion of Solivita.

      Also during 2003, we commenced redevelopment of a golf course owned by us in Poinciana to become the second course for the Solivita community. We anticipate that this course will be operational by the end of 2004.

      We have financed development and construction of Solivita through available capital. In addition, we formed a Community Development District that issued tax-exempt bonds to fund and manage portions of infrastructure consisting primarily of stormwater management facilities, drainage works, irrigation facilities, water and wastewater utilities and offsite roadways.

      Solivita opened during the second quarter of 2000. From inception, 1,116 homes have been closed, and approximately 2,000 individuals resided in the community as of March 31, 2004.

      During 2003, we sold 503 units at Solivita, with a sale value of approximately $103.4 million.

      During the first quarter ended March 31, 2004, we sold 192 units at Solivita, with a total sale value of approximately $39.6 million.

      Primary Residential Development. Our primary residential development includes construction of production homes, both on scattered lots and on contiguous parcels as part of planned communities, within our existing Poinciana, Florida, and Rio Rico, Arizona, communities. Our primary residential operations also include the development and construction of semi-custom homes within our Harbor Islands, Florida, community. During the fourth quarter of 2003, we commenced closings at our Central Florida community of Bellalago which opened for sales in late 2002. Also during 2003, we commenced sales and closings within Cory Lake Isles, in Tampa, Florida, on parcels acquired in 2002.

      Poinciana. Our housing programs in Poinciana include the residential communities of Crescent Lakes, Cypress Woods and the Estates of Deerwood, as well as scattered lot housing programs. During 2003, we sold 792 single-family homes with a total sale value of approximately $113.2 million. During the first quarter of 2004, we sold 183 single-family homes with a total sale value of approximately $30.4 million. We also conduct a title insurance agency business at Poinciana.

      In 2003, we contracted to acquire additional land in Poinciana, divided into four phases, and closed on the 606-acre Phase 4 for a purchase price of $7.3 million. The aggregate purchase price for the remaining phases ranges from approximately $22.8 million to $27.7 million depending upon the dates of closings thereon. For the remaining acres, closings are contracted to take place on approximately 1,200 acres by January 2006 and on approximately 566 acres by August 2007 (the “2003 Poinciana Phased Purchase”).

      Bellalago. Bellalago includes approximately one-mile of frontage along Lake Tohopekaliga, one of the largest lakes in Florida, and frontage on Pleasant Hill Road. Bellalago is planned for more than 1,600 single-family units, with additional land available for single-family, multi-family and commercial development. Sales of housing units at Bellalago commenced during 2002 and closings commenced during 2003. During 2003, we sold 331 single-family units with a sale value of approximately $76.1 million. During the first quarter of 2004, we sold 100 single-family units with a total sale value of approximately $28.1 million.

      Cory Lake Isles. During 2003, we commenced sales of homes within the water-oriented, master-planned community of Cory Lake Isles in Tampa, Florida. Plans for the property include construction of 358 homes in three separate neighborhoods on 50-, 60- and 65-foot homesites and 12 custom homes on 85-foot homesites. The remaining site of approximately 30 acres is currently contemplated for development of approximately 225 townhomes. During 2003, we sold 31 single-family homes with a total sale value of approximately $7.6 million. During the first quarter of 2004, we sold 53 single-family homes with a total sale value of approximately $16.2 million.

      Harbor Islands. Harbor Islands encompasses 192 acres, including 30 acres conveyed to the City of Hollywood for parks, adjoining the Intracoastal Waterway in Hollywood, Florida. During 2003, we sold 27 units with a total sale value of approximately $38.6 million. As of December 31, 2003, 20 units remained for sale and 28 units remained to be closed. During the first quarter of 2004, we sold 11 units with a total sale value of approximately $17.7 million. As of March 31, 2004, nine units remained for sale and 30 units that had been sold remained to be closed.

      Rio Rico. Rio Rico is located 57 miles south of Tucson in southern Arizona. In 2003, we sold 74 single-family homes with a sale value of approximately $10.4 million. During the first quarter of 2004, we sold ten single-family homes with a total sale value of approximately $1.5 million.

Other Residential Real Estate Assets

      In December 2002, one of our subsidiaries, Avatar Ocean Palms, Inc., entered into a joint venture for development of Ocean Palms, a 38-story, 240-unit highrise condominium on a 3.5-acre oceanfront site in Hollywood, Florida (the “Ocean Palms Joint Venture”). As of March 31, 2004, 208 units have been sold at an aggregate sales volume of $165.9 million, an average price in excess of $797,000. Construction was commenced in late-2003, and in December 2003, the joint venture closed on a $115 million construction financing package.

      In March 2004, another of our subsidiaries, Avatar Regalia, Inc., entered into a joint venture for development of a luxury residential highrise condominium on an oceanfront site of approximately 1.18 acres in Sunny Isles Beach, Florida, approximately three miles south of Hollywood.

      Banyan Bay, located in Martin County, Florida, with frontage on the St. Lucie River, consists of 250 acres. We have applied for master plan approval for permitting of a community of approximately 200 single-family and 300 multi-family homes. It is anticipated that prices will range from approximately $220,000 for multi-family product to more than $600,000 for single-family homes.

      Ocala Springs, located five miles northeast of Ocala in Marion County, Florida, is comprised of approximately 4,600 acres of undeveloped land, which is being held for future development and/or sale. We do not currently have specific plans for this property.

      We also own a small number of homesites and a small amount of additional acreage in other areas within Florida.

Commercial and Industrial and Other Land Sales

      At Poinciana, we are in position to capitalize on the need for additional commercial and industrial facilities created by population growth within the community and surrounding areas. We continue to sell commercial and industrial land to third parties for development by them. In early 2003, we closed on the sale to Lowe’s Home Improvement Warehouse of a 150-acre site for construction of a 1.3 million square foot state-of-the-art regional distribution center for a gross sales price of $3.2 million. In November 2003, we closed on the sale to Wal-Mart Stores East, L.P. of a 26.09 acre site adjacent to the Poinciana Shopping Center for construction by Wal-Mart of a 203,622 square foot super store for a gross sales price of $4.9 million. Currently, we are negotiating with various potential third-party purchasers for the sales of various commercial and industrial land in Poinciana. Revenues from commercial and industrial and other land sales were $11.5 million, $13.0 million and $12.5 million in 2003, 2002 and 2001, respectively.

      Revenues from commercial and industrial and other land sales were $374,000 and $3.8 million for the quarters ended March 31, 2004 and 2003, respectively.

Other Operations

      We also earn revenues through rental and other operations, including small community shopping centers in each of Poinciana and Rio Rico, recreational facilities, title insurance agency operations, real estate brokerage services and a water and wastewater utility in Rio Rico, Arizona. Revenues from these operations were $8.7 million, $7.8 million and $9.3 million in 2003, 2002 and 2001, respectively. The increase in revenues in 2003 compared to 2002 results from increased title insurance agency operations. The decrease in revenues in 2002 compared to 2001 results from lower earnings from an unconsolidated residential community joint venture completed in 2002.

      Revenues from these operations were $2.5 million and $1.8 million for the quarter ended March 31, 2004 and 2003, respectively. The increase in revenues for the first quarter of 2004 compared to 2003 is primarily due to increased revenues from operations of our title insurance agency, rental and water and wastewater utilities in Rio Rico.

Discontinued Operations

      In October 2002, we sold the Rio Rico Resort and golf course located in Arizona for a sales price of $5.5 million. The pre-tax gain of approximately $2.7 million on this sale and the operating results for 2002 and 2001 have been reported as discontinued operations.

      In February 2004, we sold the marina at Harbor Islands for a sale price of approximately $6.7 million. The pre-tax gain of approximately $2.8 million on this sale and the operating results for the first quarters of 2004 and 2003 have been reported as discontinued operations.

Critical Accounting Policies

      In the preparation of our financial statements, we apply accounting principles generally accepted in the United States of America. The application of generally accepted accounting principles may require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying results.

      Housing and other real estate sales are recognized when the sale closes and title passes to the purchaser and certain other conditions are met. As a result, our revenue recognition process does not involve significant judgments or estimations. However, when required, we use the installment method of profit recognition for homesite sales. Under the installment method, the gross profit on recorded homesite sales is deferred and recognized in income of future periods, as principal payments on contracts are received. Fluctuations in deferred gross profit result from collections of principal payments on contracts and cancellations from prior years’ homesite sales.

      We rely on certain estimates to determine construction and land costs and the resulting gross margins. Our land and construction costs are comprised of direct and allocated costs, including estimated costs for future warranties. Land acquisition, construction and development costs are assigned to individual components of projects based on specific identification or other allocation methods based upon accounting principles generally accepted in the United States. Land and land development costs generally include interest incurred until development is substantially completed. The costs of amenities deeded to appropriate homeowner associations are considered community-wide costs and are allocated using the relative sales value method or other methods which approximate the relative sales value method based on accounting principles used in the United States. Amenities owned by us are capitalized as Property, Plant and Equipment and depreciated principally by the straight-line method over the useful lives of the assets.

      We also review land and other inventories and property, plant and equipment for impairment of value. This includes considering certain indications of impairment such as significant changes in asset usage, significant deterioration in the surrounding economy or environmental problems. If such indications are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying value, we will adjust the carrying value down to its estimated fair value. Fair value is generally based on management’s estimate of the property’s fair value.

      We are accounting for our investment in the Ocean Palms Joint Venture under the equity method, wherein we recognize profits or losses based on our equity investment. During the first quarter of 2004, construction of the highrise condominium building surpassed the preliminary stage of construction and recognition of profits under the percentage completion method commenced.

      Effective January 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 no longer requires or permits the amortization of goodwill and indefinite-lived assets. These assets must be reviewed annually for impairment by applying a fair value-based test. If the carrying amount of these assets exceeds the fair value, then these assets are impaired. Other intangible assets will continue to be amortized over their useful lives. We performed the required impairment tests of goodwill as of January 1, 2002, December 31, 2002 and December 31, 2003 and determined no impairment existed.

      Warranty reserves for houses are established to cover potential costs for materials and labor with regard to warranty-type claims to be incurred subsequent to the closing of a house. Actual future warranty costs could differ from our currently estimated amounts.

Results of Operations

      The following is management’s discussion and analysis of certain significant factors that have affected us during the periods included in the consolidated statements of operations incorporated in this prospectus by reference.

      The following table provides a comparison of certain financial data related to our operations:

				Three months Ended
	For the Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

	(Dollars in thousands)
Operating income:
Primary residential
Revenues	$80,045	$114,573	$149,757	$32,224	$51,552
Expenses	70,222	93,562	127,349	25,955	41,982

Operating income	9,823	21,011	22,408	6,269	9,570

Active adult community
Revenues	39,382	49,472	79,921	11,856	23,295
Expenses	48,318	58,648	80,313	13,195	21,384

Operating loss	(8,936)	(9,176)	(392)	(1,339)	1,911

Commercial and industrial and other land sales
Revenues	12,473	12,989	11,532	3,836	374
Expenses	5,857	4,137	2,995	706	156

Operating income	6,616	8,852	8,537	3,130	218

Other operations
Revenues	9,341	7,815	8,695	1,786	2,518
Expenses	5,299	5,486	7,261	1,448	1,683

Operating income	4,042	2,329	1,434	338	835

Operating income	11,545	23,016	31,987	8,398	12,534

Unallocated income (expenses):
Deferred gross profit	1,525	1,316	1,310	300	303
Interest income	6,010	3,363	1,285	470	144
Trading account profit, net	6,829	—	—	—	—
Equity earnings (loss) from unconsolidated joint venture	—	—	(982)	(304)	3,041
General and administrative expenses	(10,456)	(13,560)	(14,938)	(3,500)	(4,439)
Loss on redemption of 7% Notes	—	—	(1,532)	—	—
Interest expense	(4,378)	(3,857)	(1,977)	(873)	—
Other real estate expenses	(4,731)	(4,637)	(5,244)	(1,350)	(1,173)

Income from continuing operations	6,344	5,641	9,909	3,141	10,410
Income tax (expense) benefit	(2,484)	(2,266)	8,554	(1,109)	(3,723)
Income (loss) from discontinued operations	(850)	2,252	—	(10)	1,697

Net income	$3,010	$5,627	$18,463	$2,022	$8,384

      Data from primary residential and active adult homebuilding operations for the years ended December 31, 2001, 2002 and 2003 and the quarters ended March 31, 2003 and 2004 is summarized as follows:

				Three months Ended
	December 31,			March 31,

	2001	2002	2003	2003	2004

	(dollars in thousands)
Units closed
Number of units	764	926	1,193	230	354
Aggregate dollar volume	$117,213	$160,354	$223,991	$42,693	$72,443
Average price per unit	$153	$173	$188	$186	$205

Contracts signed, net of cancellations
Number of units	909	1,201	1,758	414	549
Aggregate dollar volume	$153,442	$219,011	$349,371	$81,479	$133,599
Average price per unit	$169	$182	$199	$197	$243

Backlog
Number of units	538	813	1,378	997	1,573
Aggregate dollar volume	$107,729	$166,386	$291,766	$205,173	$352,922
Average price per unit	$200	$205	$212	$206	$224

      The following table represents data from primary residential and active adult homebuilding operations excluding our Harbor Islands project for the years ended December 31, 2001, 2002 and 2003 and the quarters ended March 31, 2003 and 2004:

				Three months Ended
	December 31,			March 31,

	2001	2002	2003	2003	2004

	(dollars in thousands)
Units closed
Number of units	743	873	1,150	216	345
Aggregate dollar volume	$99,064	$121,054	$181,104	$31,500	$60,630
Average price per unit	$133	$139	$157	$146	$176

Contracts signed, net of cancellations
Number of units	872	1,152	1,731	406	538
Aggregate dollar volume	$120,454	$172,436	$310,755	$69,409	$115,858
Average price per unit	$138	$150	$180	$171	$215

Backlog
Number of units	490	769	1,350	959	1,543
Aggregate dollar volume	$69,094	$120,476	$250,127	$158,385	$305,355
Average price per unit	$141	$157	$185	$165	$198

      We are an equity partner in a joint venture for development and construction of a highrise condominium, which sales are not included in the foregoing charts. As of March 31, 2004, 208 units were sold at an aggregate sales volume of $165.9 million.

      Increases in units closed, sold and in backlog are related to the improvement in homebuilding activities in Solivita, an improvement in activities in primary homebuilding at Poinciana, commencement of sales and closings at Bellalago and commencement of closings of units in newly developed parcels at Harbor Islands. It is anticipated that closings of all units at Harbor Islands will be completed by mid-2005.

      Results for Solivita included in the foregoing tables are: for 2003, 2002 and 2001, 503, 452 and 278 contracts were signed (net of cancellations), with an aggregate dollar volume of $103.4 million, $78.0 million and $46.5 million, respectively; 410, 286 and 244 homes closed, generating revenues from

Solivita homebuilding operations of $76.4 million, $46.9 million and $37.7 million, respectively. Backlog at December 31, 2003, 2002 and 2001 totaled 445 units at $88.6 million, 352 units at $61.6 million, and 186 units at $30.5 million, respectively. Results for the first quarter of 2004 and 2003 are: 192 and 154 contracts were signed (net of cancellations), with an aggregate dollar volume of $39.6 million and $31.0 million, respectively; 106 and 60 homes closed, generating revenues from Solivita homebuilding operations of $22.0 million and $10.9 million, respectively. Backlog on March 31, 2004 and 2003 totaled 531 units at $106.2 million and 446 units at $81.7 million, respectively.

      Results for Harbor Islands are: for 2003, 2002 and 2001, 27, 49 and 37 contracts were signed (net of cancellations), with an aggregate dollar volume of $38.6 million, $46.6 million and $33.0 million, respectively; 43, 53 and 21 homes closed, generating revenues of $42.9 million, $39.3 million and $18.1 million, respectively. Backlog at December 31, 2003, 2002 and 2001 totaled 28 units at $41.6 million, 44 units at $45.9 million and 48 units at $38.6 million, respectively. Results for the first quarter of 2004 and 2003 are: 11 and 8 contracts were signed (net of cancellations), with an aggregate dollar volume of $17.7 million and $12.1 million, respectively; 9 and 14 homes closed, generating revenues of $11.8 million and $11.2 million, respectively. Backlog on March 31, 2004 and 2003 totaled 30 units at $47.6 million and 38 units at $46.8 million, respectively.

      In general, prices range from $100,000 to $438,000 in our primary residential operations other than Harbor Islands where prices ranged from $900,000 to $3.0 million on homes sold during 2003 and through the first quarter of 2004. At Solivita, prices ranged from $100,000 to $450,000 on homes sold during 2003 and through the first quarter of 2004. A higher average per unit price on units in backlog compared to units sold generally results from the length of time for construction on higher-priced semi-custom product as closings generally do not occur in the year of sale. While closings on production homes generally occur within 120 to 150 days from sale, closings on semi-custom homes generally require 12 to 18 months. In addition, due to the nature of the market, a substantial number of units at our active adult community close 12 to 18 months from the date of sale.

Quarter Ended March 31, 2004 Compared to Quarter Ended March 31, 2003

      Net income for the three months ended March 31, 2004 and 2003 was $8.4 million or $0.88 per diluted share ($0.90 per basic share) and $2.0 million or $0.23 per basic and diluted share, respectively. The increase in net income was primarily due to increases in primary residential and active adult operating results as well as the increase in earnings recognized from an unconsolidated joint venture. Also contributing to the increase in net income was the gain from sale of discontinued operations. The increase in net income was partially mitigated by an increase in general and administrative expenses and decreases in income from commercial and industrial land sales, and interest income.

      Revenues and expenses from primary residential operations increased $19.3 million or 60.0% and $16.0 million or 61.7%, respectively, for the three months ended March 31, 2004 compared to the same period in 2003. The increase in revenues is attributable to increased closings at Poinciana and Rio Rico, as well as closings at Bellalago and Cory Lake Isles. Closings at Bellalago and Cory Lake Isles commenced during the fourth quarter of 2003. In addition, our average price per unit for closings at Poinciana, Harbor Islands and Rio Rico increased for the three months ended March 31, 2004 compared to the same period in 2003. The increase in expenses in primary residential operations is attributable to the associated costs related to the higher volume of closings and price increases for materials and services.

      Revenues and expenses from active adult operations increased $11.4 million or 96.5% and $8.2 million or 62.1%, respectively, for the three months ended March 31, 2004 compared to the same period in 2003. The increase in revenues is primarily due to the significant increase in closings, the increase in the average price per unit closed and the increase in activity at the amenity operations at Solivita. The increase in expenses in active adult operations is attributable to the associated costs related to the higher volume of closings at Solivita and price increases for materials and services.

      Revenues and expenses from commercial and industrial and other land sales decreased $3.5 million or 90.3% and $550,000 or 77.9%, respectively, for the three months ended March 31, 2004 compared to the same period in 2003. The decrease in revenues and expenses is primarily attributable to the closing of the sale to Lowe’s Home Improvement Warehouse of a 150-acre site during the three months ended March 31, 2003. The amount and types of commercial and industrial and other land sold vary from year to year depending upon demand, ensuing negotiations and the timing of the closings of these sales.

      Revenues and expenses from other operations increased $732,000 or 41.0% and $235,000 or 16.2%, respectively, for the three months ended March 31, 2004 compared to the same period in 2003. The increase in revenues is primarily due to the increased revenues from our title insurance agency, rental operations and water and wastewater operations in Rio Rico. The increase in expenses is primarily attributable to increased operating expenses associated with our title insurance agency, rental operations and water and wastewater operations in Rio Rico.

      Avatar is accounting for its investment in the Ocean Palms Joint Venture under the equity method whereby it recognizes its proportionate share of the profits and losses. For the three months ended March 31, 2004, Avatar recognized $3.0 million of earnings compared to $304,000 of losses for the three months ended March 31, 2003. During the first quarter of 2004, construction of the highrise condominium building surpassed the preliminary stage of construction whereby recognition of profits under the percentage completion method commenced.

      Interest income decreased $326,000 or 69.4% for the three months ended March 31, 2004 compared to the same period in 2003. The decrease is attributable to lower interest rates and lower interest income earned on lower available cash and declining principal balances of contracts receivable.

      General and administrative expenses increased $939,000 or 26.8% for the three months ended March 31, 2004 compared to the same period in 2003. The increase is primarily due to increases in executive compensation related to new hires, incentive compensation and salary increases; and professional fees.

      Interest expense decreased $873,000 or 100.0% for the three months ended March 31, 2004 compared to the same period in 2003. The decrease is primarily attributable to the reduction in interest expense incurred due to the redemptions of the 7% Notes in the third and fourth quarters of 2003. During the three months ended March 31, 2004, interest expense incurred related to the Long-Term Facility was capitalized.

      Other real estate expense represents real estate taxes and property maintenance not allocable to specific operations, which decreased by $177,000 or 13.1% for the three months ended March 31, 2004 compared to the same period in 2003.

      During February 2004, Avatar closed on the sale of the Harbor Islands marina located in Hollywood, Florida for a sale price of approximately $6.7 million. The pre-tax gain of approximately $2.8 million on this sale and the operating results for the three months ended March 31, 2004 and 2003 have been reported as discontinued operations.

      Income tax expenses was provided for at an effective tax rate of 36.2% and 35.3% for the three months ended March 31, 2004 and 2003, respectively.

Fiscal Year 2003 Compared to Fiscal 2002

      Net income for the years ended December 31, 2003 and 2002 was $18.5 million or $2.11 per diluted share ($2.13 per basic share) and $5.6 million or $0.64 per basic and diluted share, respectively. Results for 2003 reflect a tax benefit of $8.6 million which includes a tax benefit of approximately $8.6 million as a result of the elimination of certain income tax reserves, a tax benefit of $4.0 million as a result of a reduction to the valuation allowance for deferred income taxes which was primarily attributable to the tax over book basis difference of land inventory related to Harbor Islands and income tax expense of $4.1 million. The effect of these income tax adjustments on basic and diluted earnings per share was $1.46 and $1.44, respectively. Also contributing to the increase in income were increases in primary residential and active adult operating results partially mitigated by decreases in interest income, a loss of $1.5 million on redemption of the 7% Notes, and increases in general and administrative expenses.

      Revenues and expenses from primary residential operations increased $35.2 million or 30.7% and $33.8 million or 36.1%, respectively, during 2003 when compared to 2002. The increase in revenues is attributable to increased closings at Poinciana and Rio Rico, as well as the commencement of closings during the fourth quarter of 2003 at Bellalago and Cory Lake Isles. In addition, our average price per unit for closings at Poinciana, Harbor Islands and Rio Rico increased during 2003 compared to 2002. The increase in expenses in primary residential operations is attributable to the associated costs related to the higher volume of closings and price increases for materials and services. Also contributing to the increases in expenses are start up operating expenditures incurred at Bellalago and Cory Lake Isles prior to the commencement of closings.

      Revenues and expenses from active adult operations increased $30.5 million or 61.5% and $21.7 million or 36.9%, respectively, during 2003 when compared to 2002. The increase in revenues is primarily due to the significant increase in closings, the increase in the average price per unit closed and the increase in activity at the amenity operations at Solivita. The increase in expenses in active adult operations is attributable to the associated costs related to the higher volume of closings at Solivita and price increases for materials and services.

      Revenues and expenses from commercial and industrial and other land sales decreased $1.5 million or 11.2% and $1.1 million or 27.6%, respectively, during 2003 when compared to 2002. The amount and types of commercial and industrial and other land sold vary from year to year depending upon demand, ensuing negotiations and the timing of the closings of these sales.

      Revenues and expenses from other operations increased $880,000 or 11.3% and $1.8 million or 32.4%, respectively, during 2003 when compared to 2002. The increase in revenues is primarily due to the increased revenues from our title insurance agency, rental and realty brokerage operations. Partially mitigating the increase in revenues was a decrease in management fees under a management agreement for water facility operations in Florida. The increase in expenses is primarily attributable to increased operating expenses associated with our title insurance agency, rental operations, realty brokerage services and water and wastewater operations in Rio Rico as well as the write-off of $372,000 of fixed assets related to demolition of the golf clubhouse at Poinciana for redevelopment of the golf course that will become the second course for the Solivita community.

      Interest income decreased $2.1 million or 61.8% during 2003 when compared to 2002. The decrease is attributable to lower interest rates and lower interest income earned on lower available cash and declining principal balances of contracts receivable. The average balance of the receivable portfolio was $3.8 million and $5.7 million for 2003 and 2002, respectively.

      In December 2002, one of our subsidiaries entered into a joint venture for development of a 38-story, 240-unit highrise condominium on a 3.5-acre oceanfront site in Hollywood, Florida. We have a 50% equity interest in the Joint Venture and account for investment in the Joint Venture under the equity method whereby we will recognize our proportionate share of the profits and losses. During 2003, our share of the losses in this unconsolidated joint venture was $982,000.

      General and administrative expenses increased $1.4 million or 10.2% in 2003 compared to 2002. The increase was primarily due to increases in executive compensation related to new hires, incentive compensation and salary increases; professional fees; and insurance.

      The loss on redemption of 7% Notes represents the premium paid and the write-off of unamortized issuance costs in conjunction with the redemptions of the 7% Notes on July 31, 2003 and November 25, 2003.

      Interest expense decreased $1.9 million or 48.7% in 2003 when compared to 2002. The decrease is primarily attributable to the redemptions of the 7% Notes.

      Other real estate expense represents real estate taxes and property maintenance not allocable to specific operations. The increase of $607,000 or 13.1% in 2003 when compared to 2002 is attributable to increases in these expenses.

      Excluding the $8.6 million and $4.0 million benefit recognition, income tax expense was provided for at an effective tax rate of 41.2% for 2003. The effective tax rate for 2002 was 40.2%. Reference is made to the Income Taxes note to the Consolidated Financial Statements included herein by reference.

Fiscal Year 2002 Compared to Fiscal 2001

      Net income for the years ended December 31, 2002 and 2001 was $5.6 million or $0.64 per basic and diluted share and $3.0 million or $0.36 per basic and diluted share, respectively. The increase in income for 2002 compared to 2001 is primarily attributable to increases in primary residential operations and commercial and industrial land sales operating results and a decrease in interest expense partially mitigated by decreases in interest income, trading account profits and increases in general and administrative expenses.

      Revenues and expenses from primary residential operations increased $34.5 million or 43.1% and $23.3 million or 33.2%, respectively, during 2002 when compared to 2001. The increase in revenues is attributable to increased closings at Poinciana, Harbor Islands and Rio Rico. In addition, our average price per unit for closings at Poinciana and Rio Rico increased during 2002 compared to 2001. The increase in expenses in primary residential operations is attributable to the associated costs related to the higher volume of closings and price increases for materials and services.

      Revenues and expenses from active adult operations increased $10.1 million or 25.6% and $10.3 million or 21.4%, respectively, during 2002 when compared to 2001. The increase in revenues is primarily due to the increase in closings, the increase in the average price per unit closed and the increase in activity at the amenity operations at Solivita. The increase in expenses in active adult operations is attributable to the associated costs related to the higher volume of closings at Solivita and price increases for materials and services.

      Revenues from commercial and industrial and other land sales increased $516,000 or 4.1% and expenses decreased $1.7 million or 29.4% during 2002 when compared to 2001. The amount and types of commercial and industrial and other land sold vary from year to year depending upon demand, ensuing negotiations and the timing of the closings of these sales.

      Revenues from other operations decreased $1.5 million or 16.3% and expenses increased $187,000 or 3.5% during 2002 when compared to 2001. The decrease in revenues is primarily due to the decreased revenues in management fees under a management agreement for water facility operations in Florida and lower earnings from an unconsolidated residential community joint venture completed in 2002. Partially mitigating the decrease in revenues are increased revenues from our title insurance agency, rental operations and realty brokerage operations. The increase in expenses is primarily attributable to increased operating expenses associated with our title insurance agency, rental operations, realty brokerage services and water and wastewater operations in Rio Rico.

      Interest income decreased $2.7 million or 44.0% during 2002 when compared to 2001. The decrease is attributable to lower interest rates and lower interest income earned on lower available cash and declining principal balances of contracts receivable. The average balance of the receivable portfolio was $5.7 million and $8.7 million for 2002 and 2001, respectively.

      Trading account profits recognized were $6.8 million 2001. Trading account profits represent realized and unrealized gains related to the trading investment portfolio, and include commissions payable to investment brokers.

      General and administrative expenses increased $3.1 million or 29.7% in 2002 compared to 2001. The increase was primarily due to increased professional fees as well as accruals of $2.2 million for executive compensation related to the Cash Bonus Award Agreements pursuant to the Executive Incentive Compensation Plan.

      Interest expense decreased $521,000 or 11.9% in 2002 when compared to 2001. The decrease in 2002 when compared to 2001 is primarily attributable to a reduction of the outstanding 7% Notes.

      Other real estate expense represents real estate taxes and property maintenance not allocable to specific operations. The decrease of $94,000 or 2.0% in 2002 when compared to 2001 is attributable to the elimination of goodwill amortization as of January 1, 2002 in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”, however, this decrease was partially mitigated by increases in real estate taxes and property maintenance.

      In October 2002, we sold the assets of the Rio Rico Resort and golf course located in Arizona for a sales price of $5.5 million. The pre-tax gain of approximately $2.7 million on this sale and the operating results for 2002 and 2001 have been reported as discontinued operations. Although the sale transaction produced a pre-tax gain for book purposes, this transaction generated an income tax loss due to a higher tax basis because of different depreciation methods used for income tax purposes, which is the cause for the income tax benefit on discontinued operations for 2002.

      Income tax expense was provided for at an effective tax rate of 40.2% and 39.2% for 2002 and 2001, respectively. Reference is made to the Income Taxes note to the Consolidated Financial Statements included herein by reference.

Liquidity and Capital Resources

      Our real estate business strategy is designed to capitalize on our competitive advantages and emphasize higher profit margin businesses by concentrating on the development and management of active adult communities, semi-custom and production homes and communities, and commercial and industrial properties in our existing community developments. We also seek to identify additional sites that are suitable for development consistent with our business strategy and anticipate that we will acquire or develop them directly or through joint venture, partnership or management arrangements. Our primary business activities are capital intensive in nature. Significant capital resources are required to finance planned primary residential and active adult communities, homebuilding construction in process, community infrastructure, selling expenses, new projects and working capital needs, including funding of debt service requirements, operating deficits and the carrying cost of land.

      Subsequent to the issuance of the 7% convertible subordinated notes (the “7% Notes”) in 1998 and sales of substantial non-core assets in 1999, through mid-2003 we funded operations through internal sources.

      Our operating cash flows fluctuate relative to the status of development within existing communities, expenditures for new developments or other real estate activities and sales of various homebuilding product lines within those communities and other developments. From time to time we have generated, and may continue to generate, additional cash flow through sales of non-core assets.

      Future activities, which may extend to non-real estate related business opportunities, may include the use of joint ventures, partnerships and/or financing alternatives.

      At our community of Solivita, tax-exempt bond financing has been utilized to fund and manage portions of infrastructure consisting primarily of stormwater management facilities, drainage works, irrigation facilities, water and wastewater utilities and offsite roadways. The bond financing was obtained by the Poinciana Community Development District (the “CDD”), a local government district operating in accordance with Chapter 190 of the Florida Statutes. The bonds are serviced by special assessment taxes levied on certain property within Solivita, which property is collateral for the obligations and such assessments, with us paying the assessments on the parcels owned by us until such parcels are sold. At such point, the liability for the assessments related to parcels sold becomes the responsibility of the purchasers through a tax assessment on their property. Property owned by us does not serve as collateral for the bonds, and the bonds are not our liability.

      On March 30, 2004, we issued $120.0 million aggregate principal amount of 4.50% convertible senior notes (the “4.50% Notes”) in a private, unregistered offering only to “qualified institutional buyers”, in accordance with Rule 144A under the Securities Act of 1933, as amended, and outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act of 1933, as amended. Within 90 days from the date of issue, we have, for the benefit of the 4.50% Note holders, filed a shelf registration statement, of which this prospectus is a part, covering resales of the 4.50% Notes and the shares of our common stock issuable upon the conversion of the 4.50% Notes. The 4.50% Notes are senior, unsecured obligations and rank equal in right of payment to all of our existing and future unsecured and senior indebtedness. However, the 4.50% Notes are effectively subordinated to all of our existing and future secured debt to the extent of the collateral securing such indebtedness, and to all existing and future liabilities of our subsidiaries. Each $1,000 in principal amount of the 4.50% Notes is convertible, at the option of the holder, at a conversion price of $52.63, or 19.0006 shares of our common stock, upon the satisfaction of certain conditions and contingencies. In conjunction with the offering, we used approximately $42.9 million of the net proceeds from the offering to purchase 1,141,400 shares of our common stock in privately negotiated transactions at a price of $37.59 per share. We intend to use the balance of the net proceeds from the offering for general corporate purposes.

      From January 1, 2003 through May 6, 2003, we repurchased $8.9 million of our common stock (representing 379,758 shares) and $7.6 million principal amount of the 7% Notes under authorization of our Board of Directors to purchase, from time to time, shares of our common stock and/or the 7% Notes in the open market, through privately negotiated transactions or otherwise, depending on market and business conditions and other factors. The balance of the authorization as of December 31, 2003 was $26.4 million. In connection with the offering of the 4.50% Notes, in March 2004, our Board of Directors authorized the purchase of additional shares of our common stock.

      On July 1, 2003, we called for the partial redemption on July 31, 2003, of $60.0 million of the $94.4 million in aggregate principal amount outstanding of the 7% Notes. On October 24, 2003, we called for the redemption on November 25, 2003, of all Notes remaining outstanding. The redemption price was $1,020 per $1,000 principal amount, plus accrued interest from April 1, 2003 or October 1, 2003, respectively, to the respective redemption date. The 7% Notes were convertible into our common stock at a conversion price of $31.80 per share, or 31.447 shares per $1,000 principal amount of the 7% Notes. Rights of holders to effect conversion of the 7% Notes called for redemption expired at the close of business on July 29, 2003 and November 21, 2003, respectively. No accrued interest was paid with respect to any 7% Notes that were surrendered for conversion.

      Of the $94.4 million aggregate principal amount of the 7% Notes outstanding as of July 1, 2003, $63.3 million principal amount were redeemed for a total of $64.6 million inclusive of redemption premium, plus accrued interest of $1.3 million; and $31.1 million principal amount were converted into 978,866 shares of our common stock. As a result of the redemptions, a net pre-tax loss of $1.5 million was recorded in the consolidated statements of operations for 2003.

      In order to position us to take advantage of future opportunities and to fund corporate matters such as the redemption of 7% Notes, on July 31, 2003, we entered into a six-month $30.0 million Revolving Line of Credit Facility (the “Short-Term Facility”) with an interest rate of LIBOR plus 2.5% which was secured by certain real property.

      On December 30, 2003, we entered into a three-year $100.0 million Secured Revolving Line of Credit Facility (the “Long-Term Facility”) which replaced the Short-Term Facility. The Long-Term Facility is secured by real property currently consisting of Crescent Lakes and Cypress Woods in Poinciana, Solivita, Bellalago, Cory Lake Isles and Harbor Islands, having an aggregate book value of $155.5 million as of March 31, 2004. The proceeds may be used for general corporate purposes, current developments and new opportunities. The interest rate for the Long-Term Facility ranges from LIBOR plus 2.5% to LIBOR plus 3.0%. As of March 31, 2004, we had $99.4 million available for borrowing under the Long-Term Facility.

      During the third quarter of 2003, we closed on the acquisition of land in Poinciana for a purchase price of $8.5 million. These properties are adjacent to Solivita and will be utilized primarily for expansion of Solivita. In October 2003, we also contracted for the 2003 Poinciana Phased Purchase for which the remaining purchase price ranges from approximately $22.8 million to $27.7 million depending upon the dates of closings thereon. (See “— Primary Residential Development — Poinciana”.)

      On February 25, 2004, we closed on the sale of the Harbor Islands marina located in Hollywood, Florida for a sales price of approximately $6.7 million. This sale resulted in a pre-tax gain of approximately $2.8 million for the quarter ending March 31, 2004.

      On March 17, 2004, we entered into a joint venture for development of Regalia (the “Regalia Joint Venture”), a luxury residential highrise condominium on an approximately 1.18-acre oceanfront site in Sunny Isles Beach, Florida, approximately three miles south of Hollywood, Florida. Avatar has a 50% equity interest in the Regalia Joint Venture and is managing member of the project. Avatar contributed $1.0 million to the Regalia Joint Venture on March 25, 2004 to pay all monetary obligations due and payable. Avatar’s 50% equity partner contributed and conveyed, by special warranty deed, the 1.18-acre property which is subject to a $5.0 million mortgage. Avatar has agreed to execute any required guaranty, if any, for the benefit of a third-party lender to the Regalia Joint Venture pursuant to any future construction financing of the project. Avatar has also guaranteed certain additional contributions, if any, to fund operations. On April 14, 2004, we paid off the $5.0 million mortgage that existed when the Regalia Joint Venture was formed.

      For the three months ended March 31, 2004, net cash provided by operating activities amounted to $5.3 million, primarily as a result of increases in accounts payable and accrued and other liabilities of $7.9 million and customer deposits of $7.1 million, partially offset by increases in land and other inventories of $4.3 million and other assets of $8.6 million. Net cash provided by investing activities amounted to $6.0 million, primarily as a result of net proceeds of $6.7 million from the sale of the Harbor Islands marina, offset by $655,000 resulting from investments in property, plant and equipment. Net cash provided by financing activities of $57.2 million resulted from the proceeds of $120.0 million from the issuance of the 4.50% Notes, partially offset by purchase of $42.9 million of treasury stock in connection with the issuance of the 4.50% Notes and repayment of real estate debt of $16.4 million.

      In 2003, net cash used in operating activities amounted to $4.7 million, mainly as a result of an increase in inventories of $24.2 million. Contributing to the increase in inventories for 2003 were land acquisitions in which we spent $15.8 million. Net cash used in investing activities of $21.1 million resulted from investments in joint venture and property, plant and equipment of $19.1 million and $1.9 million, respectively. Net cash used in financing activities of $68.5 million resulted from the redemption of $64.6 million and repurchase of $7.6 million of the 7% Notes, the purchase of $8.9 million of treasury stock and the repayment of real estate debt of $2.3 million, partially mitigated by utilization of $16.3 million from the revolving line of credit. As of December 31, 2003, cash and cash equivalents totaled $24.6 million.

      In 2002, net cash provided by operating activities amounted to $9.1 million, substantially due to a decrease in receivables of $2.1 million, an increase in accounts payable and accrued and other liabilities of $3.3 million, reduced by an increase in inventories of $7.3 million. Net cash provided by investing activities of $1.0 million resulted from proceeds from the sale of the Rio Rico Resort and golf course of $5.3 million offset by investments in property, plant and equipment of $3.4 million. Net cash used in financing activities of $3.1 million resulted from the payment of real estate notes payable and the repurchase of 7% Notes of $1.9 million and $1.1 million, respectively.

      In 2001, net cash used in operating activities amounted to $12.3 million, mainly as a result of an increase in other assets and inventories of $9.6 million and $5.4 million, respectively. Net cash provided by investing activities of $76.1 million resulted from proceeds from sale of marketable securities of $76.8 million partially offset by investments in property, plant and equipment of $697,000. Net cash used in financing activities of $1.2 million resulted from the payment of real estate notes payable.

      As of the fourth quarter of 2003 we achieved profitability at each of our homebuilding operations except Cory Lake Isles, which we anticipate will become profitable by late 2004.

      Cash flow generated through sales of homes in the Osceola County portion of Poinciana may be adversely affected by reductions in gross margins attributable to increased roadway and school impact fees instituted by Osceola County in 2003. Future cash flow will also be adversely affected as closings on higher-priced semi-custom products at Harbor Islands are expected to be completed by mid-2005.

      Assuming continuation of the current low interest rate environment and no occurrence of events which cause a general economic decline, we anticipate that operational profitability will continue throughout 2004. We also anticipate that during 2004 we will close on the sale of additional commercial and industrial land as well as certain non-core assets which are expected to generate additional cash flow.

      We anticipate that cash flow generated through the combination of operational profitability, sales of commercial and industrial land, sales of non-core assets and external borrowings will position us to acquire new development opportunities and expand operations at our existing communities as well as commence development of new projects on properties currently owned and/or to be acquired.

Off-Balance Sheet Arrangements

      In general, our operations do not include transactions categorized as off-balance sheet arrangements. However, certain amendments or certain interpretations of accounting rules could provide for such categorization of certain joint venture transactions.

      In December 2002, one of our subsidiaries, Avatar Ocean Palms, Inc., entered into the Ocean Palms Joint Venture for development of a 38-story, 240-unit highrise condominium on a 3.5-acre oceanfront site in Hollywood, Florida. We have a 50% equity interest in the Ocean Palms Joint Venture. We are accounting for the operating profits or losses under the equity method. Sales commenced in 2003 and as of March 31, 2004, 208 units have been sold at an aggregate sales volume of $165.9 million. In December 2003, the Ocean Palms Joint Venture closed on a $115.0 million construction financing package for a term of 30 months with an option to extend the maturity date for an additional six months provided certain conditions are met, at a per annum interest rate of LIBOR plus 2.75%. This financing is not guaranteed by us. Reference is made to the Notes to Consolidated Financial Statements incorporated herein by reference for the balance sheet and statement of operations of the Ocean Palms Joint Venture.

Disclosure of Contractual Obligations

      The following table reflects contractual obligations as of December 31, 2003:

	Payments due by period

		Less than	1 - 3	3 - 5
Contractual Obligations	Total	1 year	years	years	More than 5 years

	(dollars in thousands)
Long-Term Debt Obligations	$19,771	$—	$16,337	$—	$3,434
Capital Lease Obligations	$—	$—	$—	$—	$—
Operating Lease Obligations	$4,122	$856	$1,624	$1,561	$81
Purchase Obligations — Residential Development	$73,334	$73,334	$—	$—	$—
Purchase Obligations — Other	$46,667	$7,521	$26,246	$12,900	$—
Other Long-Term Liabilities Reflected on the Balance Sheet under GAAP	$17,794	$500	$1,000	$1,000	$15,294

Long-term debt obligations represent:

•	$16.3 million outstanding under the Long-Term Facility at December 31, 2003; and

•	$3.4 million community development district obligations associated with Cory Lakes Isles, payable by 2011.

      We generally do not enter into capital leases. We lease the majority of our administration and sales offices under operating leases that expire at varying times through 2009.

      Purchase obligations (residential development) represent purchase commitments of $73.3 million as of December 31, 2003 for land development and construction expenditures, substantially for homebuilding operations, which relate to contracts for services, materials and supplies, which obligations generally relate to corresponding contracts for sales of homes.

      Other purchase obligations reflect our contract for the 2003 Poinciana Phased Purchase. The above table assumes the aggregate purchase price for the remaining acres is approximately $27.7 million. (See “— Primary Residential Development — Poinciana.”) Also included in this category is compensation to executives pursuant to employment contracts.

      Other long-term contractual obligations represent the estimated cost to complete certain utilities improvements in areas within Poinciana and Rio Rico where homesites have been sold.

Effects of Inflation and Economic Conditions

      Inflation has had a minimal impact on our operations over the past several years, and management believes its effect has been neither significant nor greater than its effect on the real estate industry as a whole. It is anticipated that the impact of inflation on our operations for 2004 will not be significant. However, our operations may be affected by general economic conditions. Fluctuations in interest rates and availability of financing affect sales of homes. The current low interest rate environment contributes significantly to the ability of purchasers to obtain financing for home purchases. Higher interest rates may reduce demand for housing. Also, increasing competition for raw land and development opportunities has resulted in increases in the cost of such land and development opportunities. Other economic conditions could affect operations. (See “Special Note Regarding Forward-Looking Statements.”)

Impact of Tax Installment Method

      In years 1988 through 1998, we elected the installment method for recording a substantial amount of homesite and vacation ownership sales in the federal income tax return, which deferred taxable income into future fiscal periods. As a result of this election, we will be required to pay compound interest on certain federal income taxes for 2003 attributable to the taxable income deferred under the installment method to the extent that any of this deferred income is realized in 2003. We anticipate that the interest amount for 2003 will be approximately $300,000 net of tax benefits. We believe that any potential future interest amounts, if any, will not be material to the financial position and results of operations of the affected future periods.

DESCRIPTION OF NOTES

      We issued the notes under an indenture, dated as of March 30, 2004, between Avatar Holdings Inc., as issuer, and JPMorgan Chase Bank, as trustee. The following summarizes the material provisions of the notes. The following description does not purport to be complete and is subject to, and qualified by reference to, all of the provisions of the indenture and the notes, which we urge you to read because they, and not this description, define your rights as a noteholder. A copy of the indenture is available upon request. As used in this description of notes, the words “we,” “us” and “our” refer only to Avatar Holdings Inc. and do not include any current or future subsidiary of Avatar Holdings Inc.

General

      The notes will mature on April 1, 2024. The notes were issued only in denominations of $1,000 or in integral multiples of $1,000. The notes will be payable at the principal corporate trust office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by us for such purpose, in the Borough of Manhattan, The City of New York.

      The notes bear interest at the rate of 4.50% per year on the principal amount from the date of issuance of the notes, or from the most recent date to which interest has been paid or provided for. Interest on the notes is payable semiannually in arrears on April 1 and October 1, commencing on October 1, 2004, to holders of record at the close of business on the March 15 and September 15 immediately preceding such interest payment date. Each payment of interest on the notes will include interest accrued through the day before the applicable interest payment date (or purchase, redemption or, in certain circumstances, conversion date, as the case may be). Any payment required to be made on any day that is not a business day will be made on the next succeeding business day. The interest rate will be calculated using a 360-day year composed of twelve 30-day months.

      Maturity or conversion or repurchase by us at the option of a holder or redemption of a note at our option will cause the interest, if any, to cease to accrue on such note. We may not reissue a note that has matured or been converted or repurchased by us at your option, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such note.

      Notes may be presented for conversion at the office of the conversion agent and for exchange or registration of transfer at the office of the registrar. The conversion agent and the registrar shall initially be the trustee. No service charge will be made for any registration of transfer or exchange of notes. However, the holder will be required to pay any tax, assessment or other governmental charge payable as a result of such transfer or exchange.

      The indenture does not limit the amount of other indebtedness or securities that may be issued by us or any of our subsidiaries. The indenture does not contain any financial covenants or restrictions on the payment of dividends, the incurrence of senior debt or the issuance or repurchase of our securities (other than the notes). The indenture contains no covenants or other provisions to afford protection to holders of notes in the event of a highly leveraged transaction or a change in control except to the extent described below under “— Repurchase at Option of the Holder Upon a Designated Event.”

Methods of Receiving Payments on the Notes

      Each installment of semiannual interest on any note shall be paid, in the case of a holder of $5 million or more aggregate principal amount of notes, in same-day funds by transfer to an account maintained by the payee located inside the United States, if the trustee shall have received proper wire transfer instructions from such payee not later than the related record date or, if no such instructions have been received and in the case of all other payees, by check drawn on a bank in New York City mailed to the payee at its address set forth on the registrar’s books.

Paying Agent and Registrar for the Notes

      The trustee will initially act as paying agent and registrar. We may change the paying agent or registrar without prior notice to the holders of the notes, and we or any of our subsidiaries may act as paying agent or registrar.

Ranking of the Notes

      The notes represent our senior, unsecured obligations and rank equal in right of payment to all of our other existing and future unsecured and senior indebtedness. However, the notes are effectively subordinated to all of our existing and future secured indebtedness to the extent of the security on such indebtedness, and to all existing and future obligations of our subsidiaries.

      Holders of the notes are creditors of Avatar Holdings Inc. only and not our subsidiaries. The ability of our creditors, including you, to participate in any distribution of assets of any of our subsidiaries upon liquidation or bankruptcy will be subject to the prior claims of that subsidiary’s creditors, including trade creditors, and any prior or equal claim of any equity holder of that subsidiary.

      As a result, you may receive less, proportionately, than our secured creditors and the creditors of our subsidiaries. As of March 31, 2004, after giving effect to the offering of the notes, we had approximately $128.4 million of long-term debt outstanding, of which $8.4 million was total long-term debt of our subsidiaries. See “Risk Factors — The notes will be effectively subordinated to all of our secured indebtedness and all indebtedness of our subsidiaries.”

Conversion Rights

      Holders may convert all or a portion of their notes, in multiples of $1,000 principal amount, into common stock only if at least one of the conditions described below under “— Events Permitting Conversion” is satisfied. In addition, a holder may convert a note until the close of business on the second business day immediately preceding the redemption date if we call a note for redemption. A note for which a holder has delivered a notice requiring us to repurchase such note on a specified repurchase date or upon a Designated Event (as defined below) may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

      The initial conversion rate is 19.0006 shares of common stock per $1,000 principal amount of each note, subject to adjustment upon the occurrence of the events described below. A holder of a note otherwise entitled to a fractional share will receive cash equal to the applicable portion of the closing sale price of our common stock on the trading day immediately preceding the conversion date. Upon a surrender of notes for conversion, we will have the option to deliver cash or a combination of cash and shares of our common stock as described below. The ability to surrender notes for conversion will expire at the close of business on the second business day immediately preceding the final maturity date.

      To exercise its conversion right, a holder must:

•	complete and manually sign a conversion notice, a form of which is on the back of the note, and deliver the conversion notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required by the conversion agent, furnish appropriate endorsements and transfer documents;

•	if required, pay funds equal to the interest payable on the next interest payment date; and

•	if required, pay all transfer or similar taxes.

      On conversion of a note, a holder will not receive, except as described below, any cash payment of accrued interest. Delivery to the holder of the full number of shares of common stock (or, at our option, cash in lieu thereof) into which $1,000 principal amount of the note is convertible, together with any cash payment of such holder’s fractional shares, will be deemed to satisfy:

•	our obligation to pay the principal amount of the note; and

•	except as described below, our obligation to pay accrued but unpaid interest attributable to the period from the most recent interest payment date through the conversion date.

      As a result, accrued interest will be deemed to be paid in full rather than cancelled, extinguished or forfeited, except as described below. Holders of notes at the close of business on a record date will receive payment of interest payable on the corresponding interest payment date notwithstanding the conversion of such notes at any time after the close of business on such record date. Notes surrendered for conversion by a holder during the period from the close of business on any record date to the opening of business on the next interest payment date, except for notes to be redeemed within this period or on the next interest payment date, must be accompanied by payment of an amount equal to the interest that the holder is to receive on the principal amount of notes so converted.

      In lieu of delivery of shares of our common stock upon notice of conversion of any notes, we may elect to pay holders surrendering notes an amount in cash per $1,000 principal amount per note equal to the average sale price of our common stock for the 30 consecutive trading days immediately following either (a) the date of our notice of our election to deliver cash as described below if we have not given notice of redemption, or (b) the conversion date, in the case of conversion following our notice of redemption specifying that we intend to deliver cash upon conversion, in either case multiplied by the conversion rate in effect on that date. We will inform the holders through the trustee no later than two business days following the conversion date of our election to deliver shares of our common stock or to pay cash in lieu of delivery of the shares, unless we have already informed holders of our election in connection with our optional redemption of the notes as described under “— Redemption of Notes at Our Option.” If we elect to deliver all of such payment in shares of our common stock, the shares will be delivered by the stock transfer agent through the conversion agent no later than the fifth business day following the conversion date. If we elect to pay all or a portion of such payment in cash, the payment, including any delivery of our common stock, will be made to holders surrendering notes no later than the 35th business day following the applicable conversion date. If an Event of Default, as described under “— Events of Default” below (other than a Default (as defined below) in a cash payment upon conversion of the notes), has occurred and is continuing, the indenture will not permit us to pay cash upon conversion of any notes or portion of a note (other than cash for fractional shares).

      For a discussion of the tax treatment of a holder receiving shares of our common stock or cash upon surrendering notes for conversion, see “Certain U.S. Federal Income Tax Considerations — Tax Consequences to U.S. Holders — Conversion into Common Stock.”

      We will adjust the initial conversion rate for certain events, including:

(1) the payment of dividends or distributions payable in our common stock to all holders of our common stock;

(2) the issuance to all holders of our common stock of certain rights or warrants to purchase our common stock (or securities convertible into our common stock) at less than (or having a conversion price per share less than) the current market price of our common stock, provided that the applicable conversion rate will be readjusted to the extent such rights, warrants or convertible securities are not exercised or converted prior to their expiration;

(3) subdivisions and combinations of our common stock;

(4) the payment of dividends or distributions to all holders of our common stock consisting of our indebtedness, securities or capital stock (including dividends or other distributions of shares of capital stock of any class or series, or similar equity interests, of or relating to any of our subsidiaries or other business units), cash or assets (other than those made in connection with our liquidation, dissolution or winding up), excluding any rights, warrants, securities, dividends or distributions referred to in paragraphs (1) and (2) above; and

(5) we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of the common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

      In the case of any adjustment pursuant to clause (4) above:

•	If we distribute capital stock of, or similar equity interest in, a subsidiary or other business unit of ours, then the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sales prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on the principal national or regional exchange or market on which the securities are then listed and quoted.

•	If we distribute cash, then the conversion rate will be increased so that it equals the rate determined by multiplying the conversion rate in effect on the record date with respect to the cash distribution by a fraction, (1) the numerator of which will be the current market price of a share of our common stock on the record date, and (2) the denominator of which will be the same price of a share on the record date less the per share amount of the distribution. “Current market price” means the average daily closing sale prices per share of our common stock for the ten consecutive trading days ending on the earlier of the date of determination and the day before the “ex date” with respect to the distribution requiring such computation. For the purposes of this paragraph, the term “ex date,” when used with respect to any distribution, means the first date on which our common stock trades, regular way, on the relevant exchange or in the relevant market from which the closing sale price was obtained without the right to receive such distribution.

      The conversion rate will not be adjusted for the issuance of our common stock (or securities convertible into or exchangeable for our common stock), except as described above. For example, the conversion rate will not be adjusted upon the issuance of shares of our common stock:

•	under any present or future plan providing for the reinvestment of dividends or interest payable on our securities;

•	in connection with the investment of additional optional amounts in shares of our common stock under any plan described in the preceding bullet point;

•	under any present or future employee benefit plan or program of ours; or

•	pursuant to any option, warrant or right or exercisable, exchangeable or convertible security outstanding as of the date the notes are first issued.

      We may from time to time, to the extent permitted by law and subject to the Nasdaq Marketplace Rules, increase the conversion rate of the notes by any amount. We may make such increases in the conversion rate, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

      We will not make an adjustment in the conversion rate unless such adjustment would require a change of at least 1% in the conversion rate then in effect at such time. We will, however, carry forward any adjustments that are less than 1% of the conversion rate then in effect and make such carried forward adjustment, regardless of whether the aggregate adjustment is less than 1%, within one year of the first such adjustment carried forward or, if earlier, the date on which the carried-forward adjustments first equal 1% of the conversion price in effect at the time of the first carried-forward adjustment.

      In the event that we elect to make a distribution to all holders of shares of our common stock pursuant to clause (2) or clause (4) above that has a per share value equal to more than 5% of the closing sale price of our shares of common stock on the day preceding the declaration date for such distribution, we will be required to give notice to the holders of notes at least 20 days prior to the date for such distribution and, upon the giving of such notice, the notes may be surrendered for conversion at any time until the close of business on the business day prior to the date of distribution or until we announce that such distribution will not take place.

      Holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a dividend upon:

•	a taxable distribution to holders of common stock which results in an adjustment of the conversion rate;

•	an increase in the conversion rate at our discretion; or

•	failure to adjust the conversion rate in some instances.

      If the conversion rate is increased to compensate holders of the notes for the payment of cash dividends to holders of our common stock, then holders of notes will be deemed for U.S. federal income tax purposes to have received a distribution from us in the amount of the value of the additional shares issuable upon conversion, which will be taxable as a dividend to the extent of our earnings and profits. In addition, there are other cases in which an adjustment to the conversion rate (or failure to adjust the conversion rate) could potentially give rise to deemed dividend treatment. It is not clear whether a deemed dividend would be eligible for the preferential rates of U.S. federal income tax applicable in respect of certain dividends under recently enacted legislation. See “Certain U.S. Federal Income Tax Considerations — Constructive Dividends on the Notes.”

      If we are a party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets, the right to convert a note into common stock may be changed into a right to convert it into the kind and amount of securities, cash or other assets of Avatar Holdings Inc. or those of another person which the holder would have received if the holder had converted the notes immediately prior to the transaction. However, if such transaction constitutes a Designated Event as defined below, the notes will cease to be convertible after the fifteenth day following the actual effective date of the transaction giving rise to such Designated Event.

      If one or more of the conditions to the conversion of the notes has been satisfied, we will promptly notify the holders of the notes thereof and use our reasonable best efforts to post this information on our website or otherwise publicly disclose this information.

      A “trading day” is any day on which trades may be made on the Nasdaq Stock Market or, if the applicable security is listed on the New York Stock Exchange or other national securities exchange, a day on which trades may be made on such exchange or, if the applicable security is not so listed, admitted for trading or quoted, any business day.

Events Permitting Conversion

      Conversion Based on Common Stock Price. Holders may surrender notes for conversion at any time during any calendar quarter (but only during such quarter) commencing after June 30, 2004 if the sale price of our common stock (as defined below) for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is more than 120% of the conversion price (as defined below) per share of common stock on the last day of such preceding calendar quarter. Upon a surrender of notes for conversion, in lieu of delivery of shares of our common stock, we will have the right to deliver cash or a combination of cash and common stock, as described above.

      The conversion price per share as of any day will equal $1,000, divided by the conversion rate on that day. The sale price of our common stock on any trading day means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported by the Nasdaq Stock Market or, if our common stock is not so reported, as reported on the principal national securities exchange on which the common stock is listed or otherwise provided in the indenture.

      Conversion Based on Trading Price of Notes. Subject to the exception in the paragraph below, holders may also surrender notes for conversion prior to maturity during the five business day period after any five-consecutive-trading-day period in which the “trading price” per $1,000 principal amount of notes, as determined following a request by a holder of notes in accordance with the procedures described below, for each day of that period was less than 98% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of notes (the “trading price condition”). Upon a surrender of notes for conversion, in lieu of delivery of shares of our common stock, we will have the right to deliver cash or a combination of cash and common stock, as described above.

      Notwithstanding the foregoing paragraph, if on the date of any conversion pursuant to the trading price condition that is on or after April 1, 2019 the closing sale price of our common stock is greater than the conversion price, then holders will receive, in lieu of common stock based on the conversion price, cash or common stock or a combination of cash and common stock, at our option, with a value equal to the principal amount of such notes plus accrued and unpaid interest, as of the conversion date (“Principal Value Conversion”). We will notify holders that surrender their notes for conversion, if it is a Principal Value Conversion, by the second trading day following the date of conversion, whether we will pay them all or a portion of the principal amount plus accrued and unpaid interest in cash, common stock or a combination of cash and common stock, and in what percentage. Any common stock delivered upon a Principal Value Conversion will be valued at the greater of the conversion price on the conversion date and the applicable stock price as of the conversion date. We will pay such holders any portion of the principal amount plus accrued and unpaid interest to be paid in cash and deliver common stock with respect to any portion of the principal amount plus accrued and unpaid interest to be paid in common stock no later than the third business day following the determination of the applicable stock price.

      The “applicable stock price” means, in respect of a date of determination, the average of the closing sales price per share of common stock over the five-trading-day period starting the third trading day following such date of determination.

      The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations obtained by the trustee for $2 million principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select. If three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids will be used, and if only one such bid can reasonably be obtained by the trustee, that one bid will be used. If the trustee cannot reasonably obtain at least one bid for $2 million principal amount of the notes from a nationally recognized securities dealer, then the trading price per $1,000 principal amount of notes will be deemed to be less than 98% of the product of the “closing sale price” of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes.

      In connection with any conversion upon satisfaction of the above trading pricing condition, the trustee will have no obligation to determine the trading price of the notes unless we have requested such determination; and we will have no obligation to make such request unless a holder of the notes provides us with reasonable evidence that the trading price per $1,000 principal amount of notes would be less than 98% of the product of the closing sale price of our common stock and the number of shares of common stock issuable upon conversion of $1,000 principal amount of the notes. At such time, we will instruct the trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of the notes is greater than 98% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes.

      Conversion Based on Redemption. A holder may surrender for conversion a note called for redemption at any time prior to the close of business on the second business day immediately preceding the redemption date, even if it is not otherwise convertible at such time. A note for which a holder has delivered a repurchase notice or a notice requiring us to repurchase such note upon a Designated Event may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture. Upon a surrender of notes for conversion, in lieu of delivery of shares of our common stock, we will have the right to deliver cash or a combination of cash and common stock, as described above.

      Conversion Upon Occurrence of Certain Corporate Transactions. If we are party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets pursuant to which our common stock would be converted into cash, securities or other property, reclassified or changed, a note may be surrendered for conversion at any time from and after the date that is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual effective date of such transaction. Upon a surrender of notes for conversion, instead of delivery of shares of our common stock, we will have the right to deliver cash or a combination of cash and common stock, as described above. At the effective date of any such transaction, the right to convert a note into common stock will be changed into a right to convert it into the kind and amount of securities, cash or other of our assets or of another person which the holder would have received if the holder had converted the holder’s notes into shares of our common stock immediately prior to the transaction. If such transaction also constitutes a Designated Event, the holder will be able to require us to purchase all or a portion of such holder’s notes as described under “— Repurchase at Option of the Holder Upon a Designated Event.”

      Conversion Upon Occurrence of Specified Distributions. The notes will also be convertible upon the occurrence of certain distributions resulting in an adjustment to the conversion rate as described above.

Redemption of Notes at Our Option

      No sinking fund is provided for the notes. Prior to April 5, 2011, we cannot redeem the notes at our option. Beginning on April 5, 2011, we may redeem the notes for cash, as a whole at any time or from time to time in part. We will give not less than 30 days’ or more than 60 days’ notice of redemption by mail to holders of notes.

      If redeemed at our option, the notes will be redeemed at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest, if any.

      If less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed in principal amounts of $1,000 or integral multiples of $1,000 principal amount. In this case, the trustee may select the notes by lot, pro rata or by any other method the trustee considers fair and appropriate. If a portion of a holder’s notes is selected for partial redemption and the holder converts a portion of the notes, the converted portion will be deemed to be the portion selected for redemption.

Repurchase at Option of the Holder on Specified Dates

      Holders have the right to require us to repurchase the notes for cash on April 1, 2011, April 1, 2014 and April 1, 2019. We will be required to repurchase any outstanding note for which a holder delivers a written repurchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the third business day prior to the repurchase date. If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the notes listed in the notice. Our repurchase obligation will be subject to certain additional conditions.

      The repurchase price payable for a note will be equal to 100% of the principal amount plus accrued and unpaid interest, if any, on such notes to, but excluding, the repurchase date.

      The paying agent initially will be the trustee.

      The repurchase notice must state:

(1) if certificated notes have been issued, the note certificate numbers (or, if a holder’s notes are not certificated, such holder’s repurchase notice must comply with appropriate DTC procedures);

(2) the portion of the principal amount of notes to be repurchased, which must be in $1,000 multiples; and

(3) that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

      Holders may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the business day immediately preceding the repurchase date. The withdrawal notice must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes (or, if a holder’s notes are not certificated, such holder’s withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, which remains subject to the repurchase notice.

      We must give notice of an upcoming repurchase date to all note holders not less than 20 business days prior to the repurchase date at their address shown in the register of the registrar. We will also give notice to beneficial owners as required by applicable law. This notice will state, among other things, the procedures that holders must follow to require us to repurchase their notes.

      Payment of the repurchase price for a note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the note will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the note. If the paying agent holds money sufficient to pay the repurchase price of the note on the business day following the repurchase date, then, on and after the repurchase date:

•	the note will cease to be outstanding;

•	interest will cease to accrue; and

•	all other rights of the holder will terminate.

      This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent, and all other rights of the note holder will terminate, other than the right to receive the repurchase price upon delivery of the note.

      Our ability to repurchase notes may be limited by the terms of our then-existing borrowing agreements. Even though we become obligated to repurchase any outstanding note on a repurchase date, we may not have sufficient funds to pay the repurchase price on that repurchase date. See “Risk Factors — We may be unable to repay or purchase the principal amount of the notes.”

      We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act that may be applicable in connection with any offer by us to repurchase the notes.

Repurchase at Option of the Holder Upon a Designated Event

      If a Designated Event (as defined below) occurs, each holder of notes will have the right, at the holder’s option, to require us to repurchase for cash all of the holder’s notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000 in excess thereof. This option may be exercised 30 days after the date on which we notify the holders of any Designated Event. The repurchase price will be equal to 100% of the principal amount of the notes to be repurchased, together with any interest accrued but unpaid to, but excluding, the repurchase date.

      Within 30 days after the occurrence of a Designated Event, we are obligated to give to all holders of the notes notice, as provided in the indenture, of the occurrence of a Designated Event and of the repurchase right arising therefrom. This company notice will be sufficiently given to holders of notes if in writing and mailed, first class postage prepaid, to each registered holder of a note affected by the event, at the address of such holder as shown in the register of the registrar. We must also deliver a copy of the company notice to the trustee. To exercise the repurchase right, a holder of notes must deliver on or before the 30th day after the date of the company notice, written notice to the trustee of the holder’s exercise of such right, together with the notes with respect to which the right is being exercised.

      A “Designated Event” will be deemed to have occurred upon a “Fundamental Change” or a “Termination of Trading.”

      A “Fundamental Change” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock that:

•	is listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange, or

•	is approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq Stock Market or any similar United States system of automated dissemination of quotations of securities prices.

      A “Termination of Trading” will be deemed to have occurred if our common stock (or other common stock into which the notes are then convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on the Nasdaq Stock Market.

      Our failure to repurchase the notes when required would result in an Event of Default with respect to the notes. See “— Events of Default.”

      We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act that may be applicable in connection with any offer by us to repurchase the notes.

      Our obligation to make an offer to repurchase the notes as a result of a Designated Event may be waived or modified at any time prior to the occurrence of such Designated Event with the written consent of the holders of a majority in aggregate principal amount of the outstanding notes.

      The foregoing provisions would not be triggered in many transactions constituting a corporate change in control or necessarily afford holders of the notes protection in the event of highly leveraged or other transactions involving us that may adversely affect holders.

Merger and Sales of Assets by the Company

      The indenture provides that we will not consolidate with or merge into any other entity or sell, convey, transfer, lease or otherwise dispose of all or substantially all our properties and assets unless:

•	the entity formed by such consolidation or into which we are merged or the entity which acquires or which leases all or substantially all our properties and assets is a corporation organized and existing under the laws of the United States of America or any state thereof or the District of Columbia, and expressly assumes by supplemental indenture, all our obligations under the notes, and our obligations under the indenture;

•	immediately after giving effect to such transactions, no Event of Default (as defined below) or Default (as defined below) shall have occurred and be continuing; and

•	we have delivered to the trustee an officer’s certificate and an opinion of counsel each stating that such merger or consolidation, or such sale, conveyance, transfer, lease or other disposition, complies with the requirements of the indenture and that all conditions precedent relating to such transactions have been complied with.

      If a successor corporation assumes our obligations, the successor will succeed to and be substituted for us under the indenture and the notes. Consequently, all of our obligations will terminate. If any such permitted consolidation, merger, sale, conveyance, transfer, lease or other disposition transaction occurs, the holders of the notes will not have the right to require redemption of their securities or similar rights.

Events of Default

      An “Event of Default” occurs with respect to the notes if any of the following occurs:

•	we fail to pay interest on the notes or any other amount applicable to the notes within 30 days of the due date;

•	we fail to pay principal or the redemption price on any notes on its due date or we fail to repurchase any note at the holder’s option on a specified date or following a Designated Event;

•	we default for 60 days after notice to us by the trustee, or by the holders of 25% in aggregate principal amount of the notes then outstanding, in the performance of any other agreement applicable to the notes;

•	we fail to pay when due principal, interest or premium in an aggregate amount of $20 million or more, with respect to any of our indebtedness or indebtedness of any of our subsidiaries or any such indebtedness in an aggregate amount of $20 million or more is accelerated, which default is not cured or waived, or such acceleration rescinded or annulled, within 30 days after notice has been received by us or our subsidiary;

•	any final judgment or judgments for the payment of money in excess of $20 million is rendered against us or any of our subsidiaries and is not discharged for any period of 30 consecutive days during which a stay of enforcement is not in effect; or

•	certain events of bankruptcy, insolvency or reorganization relating to us or any of our significant subsidiaries occur.

      If an event of default shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding may, by written notice to us (and to the trustee, if notice is given by the holders of the notes), declare the principal amount of the notes accrued through the date of such declaration, and any accrued and unpaid interest through the date of such declaration, to be immediately due and payable.

      The indenture provides that the trustee will give to the holders of the notes notice of all uncured Defaults (as defined below) within 90 days after the occurrence of Default. However, notice will not be given until 60 days after the occurrence of a Default with respect to the notes involving a failure to perform a covenant other than the obligation to pay principal and interest. Further, except in the case of default in payment on the notes, the trustee may withhold the notice if and so long as a committee comprised of certain officers of the trustee determines in good faith that withholding such notice is in the interest of the holders of the notes. “Default” means any event which is, or after the passage of time or both, would be, an Event of Default.

      Under the indenture, the trustee is under no obligation to exercise any of its rights or powers at the request of any of the holders, unless such holders have offered to the trustee reasonable indemnity. Subject to provisions for indemnification, the indenture provides that the holders of not less than a majority in aggregate principal amount of the notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee for the notes, or exercising any trust or power conferred on the trustee. We are required to file annually with the trustee a certificate as to our compliance with all conditions and covenants under the indenture, except an Event of Default based on the payment of the principal or interest on the notes and certain other defaults.

      By notice to the trustee, the holders of not less than the majority in total principal amount of the notes may waive any past Default or Event of Default with respect to that series and its consequences. Further, a majority of the holders may rescind and annul a declaration of acceleration with respect to that series (unless a judgment or decree based on such acceleration has been obtained and entered), except an acceleration based on an Event of Default in the payment of the principal of, or interest, if any, on the notes (and any resulting acceleration), unless such payment default has been cured, and certain other defaults.

Modification of Indenture

      Without Holder Consent. Without the consent of any holders of notes, we and the trustee may enter into one or more supplemental indentures for any of the following purposes:

•	to evidence the succession of another entity to our company and the assumption of our covenants by a successor;

•	to add one or more covenants or other provisions for the benefit of the holders of the notes,

•	to surrender any right or power conferred upon us;

•	to add any additional Events of Default for the notes;

•	to add or change any provisions to such extent as necessary to permit or facilitate the issuance of the notes in bearer or in global form;

•	to provide security for the notes;

•	to evidence and provide for the acceptance of appointment of a separate or successor trustee; or

•	to cure any ambiguity, defect or inconsistency or to make any other changes that do not adversely affect the interests of the holders of notes issued under the indenture in any material respect.

      If the Trust Indenture Act is amended after the date of the indenture so as to require changes to the indenture or so as to permit changes to, or the elimination of, provisions which, at the date of the indenture or at any time thereafter, were required by the Trust Indenture Act to be contained in the indenture, the indenture will be deemed to have been amended so as to conform to such amendment or to effect such changes or elimination, and we and the trustee may, without the consent of any holders, enter into one or more supplemental indentures to effect or evidence such amendment.

      With Holder Consent. Except as provided above, the consent of the holders of at least a majority in aggregate principal amount of the notes is generally required for the purpose of adding to, or changing or eliminating any of the provisions of, the notes pursuant to a supplemental indenture. No amendment or modification may, however, without the consent of the holder of each outstanding note directly affected thereby:

•	change the stated maturity of the principal or interest on the notes (other than pursuant to the terms thereof);

•	reduce the principal amount, redemption price, repurchase price on a specified date or following a Designated Event, interest or premium payable or change the currency in which the notes are payable;

•	impair the right to bring suit to enforce any payment;

•	make any change that adversely affects the rights of any holder to convert any note;

•	make any change that adversely affects the right of a holder to require us to repurchase notes;

•	reduce the percentages of holders whose consent is required to modify or amend the indenture or for waiver of compliance with certain provisions of the indentures or for waiver of certain Defaults;

•	change our obligation to maintain an office or agency in the places and for the purposes specified in the indenture; or

•	modify any of the foregoing provisions.

Discharge of the Indenture

      We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after the notes have become due and payable, whether at stated maturity or any redemption date, or any repurchase date, or a Designated Event purchase date, or upon conversion or otherwise, cash or shares of common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture.

Calculations in Respect of Notes

      Except as described above, we will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determination of the market prices of our common stock. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes.

Limitations of Claims in Bankruptcy

      If a bankruptcy proceeding is commenced in respect of Avatar Holdings Inc., the claim of a holder of a note is, under Title 11 of the United States Code, limited to the principal amount, together with any accrued and unpaid interest, on such note as of the date of the commencement of the proceeding.

Governing Law

      The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Information Concerning the Trustee

      JPMorgan Chase Bank is the trustee, registrar, paying agent and conversion agent and under certain circumstances will be responsible for making calculations of the trading price of the notes under the indenture for the notes.

Registration Rights

      We entered into a registration rights agreement with the initial purchaser pursuant to which we have, at our expense, for the benefit of the holders, filed with the SEC a shelf registration statement, of which this prospectus is a part, covering resale of the notes and the shares of common stock issuable upon conversion of the notes within 90 days after the first date of original issuance of the notes. We will use our reasonable best efforts to cause the shelf registration statement to become effective within 180 days of such first date of original issuance, and to keep a shelf registration statement effective until the earlier of (i) the sale pursuant to Rule 144 under the Securities Act or a shelf registration statement of all the securities registered thereunder and (ii) the expiration of the holding period applicable to such securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act or any successor provision, subject to certain permitted exceptions. We will be permitted to suspend the use of a prospectus that is part of a shelf registration statement under certain circumstances relating to corporate developments, public filings with the SEC and similar events for a period not to exceed 30 days in any three-month period and not to exceed an aggregate of 90 days in any 12-month period. We agreed to pay predetermined additional amounts as described herein (“additional amounts”) to holders of the notes and holders of shares of common stock issuable upon conversion of the notes if a shelf registration statement is not timely filed or made effective or if the prospectus is unavailable for the periods in excess of those permitted above. Such additional amounts will accrue until such failure to file or become effective or unavailability is cured, (i) in respect of any notes, at a rate per year equal to 0.25% for the first 90-day period after the occurrence of such event and 0.5% thereafter of the principal amount thereof and (ii) in respect of any shares of common stock issued upon conversion of notes, at a rate per year equal to 0.25% for the first 90-day period and 0.5% thereafter of the then-applicable conversion price (as defined below). So long as the failure to file or become effective or unavailability continues, we will pay additional amounts in cash on April 1 and October 1 of each year to the holders of record of the notes or shares of common stock on the immediately preceding March 15 and September 15. When such registration default is cured, accrued and unpaid additional amounts will be paid in cash to the record holder as of the date of such cure.

      A holder who sells notes and shares of common stock issued upon conversion of the notes pursuant to the shelf registration statement generally is required to be named as a selling securityholder in the prospectus, deliver a prospectus to purchasers and be bound by certain provisions of the registration rights agreement that are applicable to such holder, including certain indemnification provisions. We will pay all expenses of a shelf registration statement, provide to each registered holder copies of such prospectus, notify each registered holder when the shelf registration statement has become effective and take certain other actions as are required to permit, subject to the foregoing, unrestricted resales of the notes and the shares of common stock issued upon conversion of the notes.

      The term “applicable conversion price” means, as of any date of determination, $1,000 principal amount of notes divided by the conversion rate in effect as of such date of determination or, if no notes are then outstanding, the conversion rate that would be in effect were notes then outstanding.

      We agreed in the registration rights agreement to give notice to all holders of the filing and effectiveness of a shelf registration statement by release made to Reuters Economic Services and Bloomberg Business News or other reasonable means of distribution. Holders are required to complete and deliver the questionnaire prior to the effectiveness of a shelf registration statement so that such holder may be named as a selling security holder in the related prospectus. Upon receipt of such a completed questionnaire, together with such other information as may be reasonably requested by us from a holder following the effectiveness of a shelf registration statement, we will, as promptly as practicable, file such amendments to a shelf registration statement or supplements to a related prospectus as are necessary to permit such holder to deliver such prospectus to purchasers of notes and our shares of common stock issuable upon conversion of the notes, subject to our right to suspend the use of the prospectus as described above. Any holder that does not complete and deliver a questionnaire or provide such other information will not be named as a selling security holder in the prospectus and therefore will not be permitted to sell the notes or our shares of common stock issuable upon conversion of the notes pursuant to the shelf registration statement.

      The summary herein of certain provisions of the registration rights agreement is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which is available upon request to us.

Book-Entry System

      We have obtained the information in this section concerning The Depository Trust Company, or DTC, and its book-entry system and procedures from sources that we believe to be reliable. The notes are evidenced by one or more fully registered global notes. The global notes are deposited with, or on behalf of, DTC or any successor thereto and registered in the name of Cede & Co., DTC’s nominee. You may hold your interests in the global notes through DTC either as a participant in such system or indirectly through organizations which are participants in such system. So long as DTC or its nominee is the registered owner of the global notes, DTC or such nominee will be considered the sole owner and holder of the notes for all purposes of the notes and the indenture. Except as provided below, owners of beneficial interests in the notes will not be entitled to have the notes registered in their names, will not receive or be entitled to receive physical delivery of the notes in definitive form and will not be considered the owners or holders of the notes under the indenture, including for purposes of receiving any reports that we or the trustee deliver pursuant to the indenture. Accordingly, each person owning a beneficial interest in a note must rely on the procedures of DTC or its nominee and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, in order to exercise any rights of a holder of notes.

      Unless and until we issue the notes in fully certificated form under the limited circumstances described below under the heading “— Certificated Notes”:

•	you will not be entitled to receive physical delivery of a certificate representing your interest in the notes;

•	all references in this prospectus to actions by holders will refer to actions taken by DTC upon instructions from its direct participants; and

•	all references in this prospectus to payments and notices to holders will refer to payments and notices to DTC or Cede & Co., as the registered holder of the notes, for distribution to you in accordance with DTC procedures.

The Depository Trust Company

      DTC will act as securities depositary for the notes. The notes were issued as one or more fully registered global notes registered in the name of Cede & Co. DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under the provision of Section 17A of the Securities Exchange Act of 1934.

      DTC holds securities that its direct participants deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

      Direct participants of DTC include securities brokers and dealers (including underwriters), banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Indirect participants of DTC, such as securities brokers and dealers, banks and trust companies, can also access the DTC system if they maintain a custodial relationship with a direct participant.

      If you are not a direct participant or an indirect participant and you wish to purchase, sell or otherwise transfer ownership of, or other interests in, the notes, you must do so through a direct participant or an indirect participant. DTC agrees with and represents to DTC participants that it will administer its book-entry system in accordance with its rules and by-laws and requirements of law. The SEC has on file a set of the rules applicable to DTC and its direct participants.

      To facilitate subsequent transfers, all notes deposited with DTC are registered in the name of DTC’s nominee, Cede & Co. The deposit of notes with DTC and their registration in the name of Cede & Co. has no effect on beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes. DTC’s records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

      Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Book-Entry Format

      Under the book-entry format, the trustee will pay interest or principal payments to Cede & Co., as nominee of DTC. DTC will forward the payment to the direct participants, who will then forward the payment to the indirect participants or to the beneficial owners. You may experience some delay in receiving your payments under this system.

      Initial settlement for the global notes was made in immediately available funds. Secondary market trading between DTC’s participants will occur in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System.

      Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the notes among participants of DTC, it is under no obligation to perform or continue to perform the foregoing procedures and these procedures may be changed or discontinued at any time.

      The trustee will not recognize you as a holder under the indenture, and you can only exercise the rights of a holder indirectly through DTC and its direct participants. DTC has advised us that it will only take action regarding a note if one or more of the direct participants to whom the note is credited direct DTC to take such action. DTC can only act on behalf of its direct participants. Your ability to pledge notes to indirect participants, and to take other actions, may be limited because you will not possess a physical certificate that represents your notes.

Certificated Notes

      Unless and until they are exchanged, in whole or in part, for notes in definitive form in accordance with the terms of the notes, the notes may not be transferred except as a whole by DTC to a nominee of DTC; as a whole by a nominee of DTC to DTC or another nominee of DTC; or as a whole by DTC or nominee of DTC to a successor of DTC or a nominee of such successor.

      We will issue notes to you or your nominees, in fully certificated registered form, rather than to DTC or its nominees, only if:

•	we advise the trustee in writing that DTC is no longer willing or able to discharge its responsibilities properly or that DTC is no longer a registered clearing agency under the Securities Exchange Act of 1934, and the trustee or we are unable to locate a qualified successor within 90 days;

•	there has occurred and is continuing an event of default or any event which after notice or lapse of time or both would be an event of default, in which case we will issue notes to a holder of a beneficial interest in the notes at the request of that beneficial holder.

      If any of the above events occurs, DTC is required to notify all direct participants that notes in fully certificated registered form are available through DTC. DTC will then surrender the global notes along with instructions for re-registration. The trustee will re-issue the notes in full certificated registered form and will recognize the registered holders of the certificated notes as holders under the senior indenture.

DESCRIPTION OF OTHER INDEBTEDNESS

      On December 30, 2003, we entered into the three-year $100.0 million Long-Term Facility. The Long-Term Facility is secured by real property currently consisting of Crescent Lakes and Cypress Woods in Poinciana, Solivita, Bellalago, Cory Lake Isles and Harbor Islands, having an aggregate book value of $155.5 million as of March 31, 2004. The proceeds may be used for general corporate purposes, current developments and new opportunities. The interest rate for the Long-Term Facility ranges from LIBOR plus 2.5% to LIBOR plus 3.0%. As of March 31, 2004, we had $99.4 million available for borrowing under the Long-Term Facility.

DESCRIPTION OF OUR CAPITAL STOCK

      Our authorized capital stock consists of 50,000,000 shares of common stock, par value $1.00 per share, and 10,000,000 shares of preferred stock, par value $0.10 per share. As of July 29, 2004, there were 8,275,427 shares of our common stock outstanding and no preferred stock was outstanding.

Common Stock

      Holders of shares of common stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote of shareholders. Such holders have the right to cumulate their votes in the election of directors. Holders of common stock have no redemption or conversion rights and no preemptive or other rights to subscribe for our securities. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share equally and ratably in all of the assets remaining, if any, after satisfaction of all our debts and liabilities, and the preferential rights of any series of Preferred Stock then outstanding. The shares of common stock outstanding are fully paid and non-assessable.

      Holders of common stock have an equal and ratable right to receive dividends, when, as and if declared by the board of directors out of funds legally available therefor and only after payment of, or provision for, full dividends on all outstanding shares of any series of preferred stock, if any, and after we have made provision for any required sinking or purchase funds for any series of preferred stock.

Preferred Stock

      The preferred stock may be issued, from time to time in one or more series, and the board of directors, without further approval of the shareholders, is authorized to fix the dividend rights and terms, redemption rights and terms, liquidation preferences, conversion rights, voting rights and sinking fund provisions applicable to each such series of preferred stock. If we issue a series of preferred stock in the future that has voting rights or preference over the common stock with respect to the payment of dividends and upon our liquidation, dissolution or winding up, the rights of the holders of common stock offered hereby may be adversely affected.

      The issuance of shares of preferred stock could be utilized, under certain circumstances, in an attempt to prevent our acquisition by a third party. We have no present intention to issue any shares of preferred stock.

Limitation of Director Liability

      Our Restated Articles of Incorporation contain a provision that limits the liability of our directors as permitted under Delaware law. The provision eliminates a director’s personal liability to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (A) for any breach of the director’s duty of loyalty to us or our stockholders, (B) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (C) under Section 174 of the Delaware General Corporation Law or (D) for any transaction from which the director derives an improper personal benefit.

      Pursuant to the Restated Articles of Incorporation, the liability of directors will be further limited or eliminated without action by shareholders if Delaware law is amended to further limit or eliminate the personal liability of directors.

Rights Plan

      We do not currently have a rights plan.

Transfer Agent and Registrar

      The transfer agent and registrar for the common stock is Mellon Investor Services.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

      The following discussion describes material U.S. federal income tax consequences of the ownership and disposition of the notes, and with respect to Non-U.S. Holders (as defined below), of common stock. This discussion applies only to notes and stock held as capital assets (in general, assets held for investment).

      This discussion does not describe all of the tax consequences that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules, such as:

•	dealers in securities or securities traders electing to mark to market;

•	tax-exempt organizations;

•	banks, insurance companies, regulated investment companies and other financial institutions;

•	persons holding notes as part of a straddle, hedge, integrated or constructive sale or similar transaction;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	certain former citizens or residents of the United States; and

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes or investors in partnerships or other entities classified as partnerships for U.S. federal income tax purposes.

      In addition, this discussion does not address any tax consequences under state, local or foreign tax laws, or under U.S. estate and gift tax law, or any U.S. federal alternative minimum tax consequences. This summary is based on the Internal Revenue Code of 1986 (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which, subsequent to the date of this prospectus, may affect the tax consequences described herein.

      This summary is not tax advice. Accordingly, each investor is urged to consult its own tax advisor as to particular tax consequences to it of purchasing, owning and disposing of the notes or common stock, including the applicability and effect of any state, local or foreign or other tax laws, and of any proposed changes in applicable law.

Tax Consequences to U.S. Holders

      As used herein, the term “U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes), created or organized in or under the laws of the United States or any political subdivision thereof, any state or the District of Columbia;

•	a trust if (1) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

Payments of Interest

      Interest paid on a note will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes.

Conversion into Common Stock

      A U.S. Holder’s conversion of a note solely into common stock will not be a taxable event, except that the receipt of any cash in lieu of a fractional share of common stock will result in capital gain or loss (measured by the difference between the cash received in lieu of the share and the U.S. Holder’s tax basis attributable to the share, as described below), and the fair market value of common stock received with respect to accrued and unpaid interest will be taxed as a payment of interest (as described above). A U.S. Holder’s aggregate tax basis in common stock received upon a conversion of a note will be the same as the U.S. Holder’s basis in the note at the time of conversion, reduced by any basis allocated to a fractional share of common stock in lieu of which cash was received and increased, for a cash method holder, by the amount of the fair market value of common stock received with respect to accrued interest.

      If a U.S. Holder receives solely cash in exchange for notes upon conversion, such holder’s gain or loss will be determined in the same manner as if the holder disposed of the note in a taxable disposition (as described below under “— Sale, Exchange, Redemption or Retirement of the Notes”).

      If a U.S. Holder receives a combination of cash and common stock upon conversion of a note, there are two possible U.S. federal income tax treatments. One is a recapitalization under which the U.S. Holder would recognize gain, but not loss, on the exchange equal to the lesser of (i) the amount of cash received (other than in lieu of a fractional share or in respect of accrued and unpaid interest) and (ii) the amount of gain realized equal to the excess, if any, of the amount of cash the holder receives (other than in lieu of a fractional share or in respect of accrued and unpaid interest) plus the fair market value of common stock (other than in respect of accrued and unpaid interest) the holder receives, over that holder’s adjusted tax basis in the note. In this case, a U.S. Holder’s aggregate tax basis in common stock received will be the same as the U.S. Holder’s basis in the note at the time of conversion, reduced by any basis allocated to a fractional share of common stock in lieu of which cash was received, reduced by the amount of any cash received (other than in lieu of a fractional share or in respect of accrued and unpaid interest), increased by the amount of gain, if any, recognized (other than in lieu of a fractional share) and increased, for a cash method holder, by the amount of the fair market value of common stock received with respect to accrued interest.

      The other possible treatment is that of a partial taxable sale of the note resulting in gain or loss to the U.S. Holder and a partial tax-free conversion of the note under which the U.S. Holder would apply the principles described below under “— Sale, Exchange, Redemption or Retirement of the Notes” and the principles described in the first paragraph in this section “— Conversion into Common Stock,” respectively, based upon a proration of the note between the amount of cash and the fair market value of common stock received. In this case, a U.S. Holder’s tax basis in common stock received will be determined in accordance with the principles described in the first paragraph in this section “— Conversion into Common Stock” by reference to the portion of the note’s basis allocable to such common stock. Because the second approach is generally more favorable to a U.S. Holder than recapitalization treatment, no assurances can be given that the Internal Revenue Service (“IRS”) will not challenge the second approach if adopted by a U.S. Holder, and if so challenged, that such approach will prevail. Because of the uncertainty in treatment, U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences to them of the receipt of both cash and common stock upon conversion of a note.

      In each case described above, the U.S. Holder’s holding period for the common stock received will include the holder’s holding period for the note converted, except that the holding period of any common stock received with respect to accrued and unpaid interest will commence on the day after the date of conversion.

Market Discount

      If a U.S. Holder purchases a note at a price that is less than its principal amount at maturity, then, subject to a de minimis exception, the note will be deemed to carry “market discount.” A U.S. Holder that acquires a note having market discount is generally required to treat as ordinary income any gain recognized on the disposition or partial or full principal payment of that note to the extent of the market discount that is treated as having accrued on that note during the period such U.S. Holder held the note, unless the U.S. Holder elects to include such market discount in income as it accrues, as described below.

      The election to include market discount in income as it accrues, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. In general, market discount will be treated as accruing on a straight-line basis over the remaining term of the note at the time of acquisition, or, at the election of the U.S. Holder, under a constant yield method. If a constant yield election is made, it will apply only to the note with respect to which it is made and may not be revoked. A U.S. Holder that acquires a note carrying market discount and that does not elect to include market discount in income as it accrues may be required to defer the deduction of the interest on any indebtedness allocable to such note in an amount not exceeding the deferred income until such income is realized. If an election is made to include market discount in income currently, the basis of the note in the hands of the U.S. Holder will be increased by the market discount thereon as it is included in income (as described below). U.S. Holders should consult their tax advisors regarding the tax consequences to them of market discount and the desirability of making any of the elections described above.

      Upon a conversion into common stock, any accrued and unrecognized market discount with respect to a note will carry over to the common stock received upon the conversion, and gain recognized on the subsequent disposition of such common stock will be treated as ordinary income to the extent of such market discount.

Amortizable Premium

      A U.S. Holder that purchases a note at a premium over its principal amount generally may elect to amortize that premium over the remaining term of the note under a constant yield method as an offset to interest, in an amount not to exceed the stated interest, when includible in income under its regular accounting method. Amortizable premium, however, will not include any premium attributable to a note’s conversion feature. The premium attributable to the conversion feature is the excess, if any, of the note’s purchase price over what the note’s fair market value would be if there were no conversion feature. The election to amortize premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. A U.S. Holder’s adjusted tax basis (as described below) in a note will be reduced by the amount of any amortized premium. U.S. Holders should consult their tax advisors regarding the tax consequences to them of amortizable premium and the desirability of making the election described above.

Sale, Exchange, Redemption or Retirement of the Notes

      Unless a non-recognition provision applies, upon the sale, exchange, redemption or retirement of a note (other than a conversion into common stock), a U.S. Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or retirement and the holder’s adjusted tax basis in the note. The adjusted tax basis in a note will generally equal its cost, decreased by any amortizable premium previously amortized by the U.S. Holder with respect to the note and increased, if applicable, by any market discount previously included in income by the U.S. Holder. For these purposes, the amount realized does not include any amount attributable to accrued and unpaid interest. Amounts attributable to accrued and unpaid interest are treated as interest, as described under “— Payments of Interest” above. Gain or loss realized on the sale, exchange, redemption or retirement of a note will generally be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange, redemption or retirement the note has been held for more than one year, provided that any gain to the extent of accrued and unrecognized market discount will be treated as ordinary income, as described under “— Market Discount”. The deductibility of capital losses is subject to limitations.

Constructive Dividends on the Notes

      If we were to make certain distributions of property to stockholders (for example, taxable distributions of cash or distributions of evidences of indebtedness or assets, but generally not stock dividends or rights to subscribe for our common stock) and the conversion rate underlying the notes were increased pursuant to the anti-dilution provisions of the indenture, such increase would be deemed to be a distribution to U.S. Holders. In addition, other increases in (or failures to adjust) the conversion rate of the notes may, depending on the circumstances, be deemed to be distributions to U.S. Holders, taxable as a dividend to the extent of our current or accumulated earnings and profits, even though the U.S. Holder will not have received any cash or property as a result of the adjustment. In particular, any increase in the conversion rate of the notes to compensate holders of notes for taxable distributions of cash on any of our outstanding common stock will be treated as a deemed distribution to such holders in an amount equal to the value of the additional shares issuable upon conversion, which will be taxable as a dividend to the extent of our current and accumulated earnings and profits. It is not clear whether a constructive dividend deemed paid to you would be eligible for the preferential rates of U.S. federal income tax applicable to certain dividends under recently enacted legislation. It is also unclear whether corporate holders would be entitled to claim the dividends received deduction with respect to any such constructive dividends. In certain circumstances, the failure to make an adjustment of the conversion rate under the indenture may result in a taxable distribution to holders of our common stock.

Backup Withholding and Information Reporting

      Unless you are an exempt recipient such as a corporation, information returns will be filed with the IRS in connection with payments on the notes and the proceeds from a sale or other disposition of the notes. A U.S. Holder may be subject to U.S. backup withholding tax on these payments if the U.S. Holder fails to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Tax Consequences to Non-U.S. Holders

      As used herein, the term “Non-U.S. Holder” means a beneficial owner that is, for U.S. federal income tax purposes:

•	an individual who is classified as a nonresident alien;

•	a foreign corporation; or

•	a foreign estate or trust.

      Special rules may apply to certain Non-U.S. Holders such as “controlled foreign corporations,” “passive foreign investment companies” and “foreign personal holding companies.” Such entities should consult their tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Payments on the Notes

      Subject to the discussion below concerning backup withholding, principal payments will not be subject to U.S. federal withholding tax, and interest payments will not be subject to U.S. federal withholding tax if:

•	the certification requirements described below have been fulfilled with respect to the beneficial owner, and either:

•	the interest is U.S. trade or business income (as defined below), or

•	each of the following two conditions has been satisfied:

•	the holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote; and

•	the holder is not a controlled foreign corporation (as defined in the Code) related, directly or indirectly, to us through stock ownership.

Certification Requirement

      Except as provided below with respect to U.S. trade or business income (as defined below), interest with respect to a note will not be exempt from withholding tax unless the beneficial owner of the note provides a properly-executed IRS Form W-8BEN and certifies on such form, under penalties of perjury, that it is not a U.S. person.

      If a Non-U.S. Holder of a note is engaged in a trade or business in the United States, and if interest on the note is effectively connected with the conduct of this trade or business, or, in the case of treaty resident, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the United States, although exempt from the withholding tax as discussed in the preceding paragraphs, the income will be “U.S. trade or business income” and will generally be taxed in the same manner as if the holder were a U.S. Holder (see “— Tax Consequences to U.S. Holders” above), except that the holder will be required to provide a properly-executed IRS Form W-8ECI in order to claim an exemption from withholding tax. These holders are urged to consult their own tax advisors with respect to other U.S. tax consequences of the ownership and disposition of notes, including, in the case of corporations, the possible imposition of a branch profits tax at a 30% rate (or an applicable lower treaty rate).

      Payments of interest on the notes that do not meet the foregoing requirements generally will be subject to U.S. federal withholding tax at a rate of 30% (or a lower applicable treaty rate, provided certain certification requirements are met).

Sale, Exchange or Other Disposition of the Notes or Shares of Common Stock

      Subject to the discussion below concerning backup withholding, a Non-U.S. Holder generally will not be subject to U.S. federal income tax (or any withholding thereof) on gain realized upon sale or other disposition of notes or common stock, unless:

•	the note holder is an individual who is present in the U.S. for 183 days or more in the taxable year of disposition and certain other conditions are met;

•	the gain is U.S. trade or business income; or

•	we are or have been a U.S. real property holding corporation, as defined in the Code, at any time within the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, whichever period is shorter.

      Although we have not done a detailed analysis, we believe it is likely that we are a U.S. real property holding corporation. If we are a U.S. real property holding corporation today, we believe it is most likely (although not certain) that we will continue to be one in the future. If we were a U.S. real property holding corporation during the applicable five-year period, Non-U.S. Holders that own (or are treated as owning) more than five percent of our common stock will be subject to U.S. federal income tax on gain realized upon the sale or other disposition of our common stock even though our common stock continues to be traded on an established securities market. Furthermore, if we were a U.S. real property holding corporation during the applicable five-year period, then:

•	if the notes are not regularly traded on an established securities market, only a Non-U.S. Holder of notes who holds or held notes which at the time of acquisition (or subsequent acquisition of additional notes) had a fair market value greater than the fair market value of five percent of our common stock at that time will be subject to U.S. federal income tax on the disposition of such notes; and

•	if the notes are regularly traded on an established securities market, only a Non-U.S. Holder of notes who holds or held (at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period) more than five percent of our notes will be subject to U.S. federal income tax on the disposition of such notes.

Conversion into Common Stock

      A Non-U.S. Holder’s conversion of a note into common stock will not be a taxable event. However, a Non-U.S. Holder that receives cash upon conversion may have gain that is subject to the rules described under “— Sale, Exchange or Other Disposition of the Notes or Shares of Common Stock,” and a Non-U.S. Holder that receives common stock in respect of accrued and unpaid interest would be subject to the rules described under “— Payments on the Notes.”

Dividends

      Dividends (including deemed dividends on the notes described above under “— Tax Consequences to U.S. Holders — Constructive Dividends on the Notes”) paid to a Non-U.S. Holder of common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. Non-U.S. Holders should note, as discussed above under “— Tax Consequences to U.S. Holders — Constructive Dividends on the Notes,” that any increase in the conversion rate of the notes to compensate holders of notes for taxable distributions of cash on any of our outstanding common stock will be treated as a deemed distribution to such holders in an amount equal to the value of the additional shares issuable upon conversion, which will be taxable as a dividend to the extent of our current and accumulated earnings and profits. Except as described below with respect to U.S. trade or business income, in order to obtain a reduced rate of withholding, a Non-U.S. Holder will be required to provide an IRS Form W-8BEN certifying its entitlement to benefits under a treaty.

      The withholding tax also does not apply to dividends paid to a Non-U.S. Holder who provides a Form W-8ECI, certifying that the dividends are U.S. trade or business income. Instead, such dividends will be subject to regular U.S. federal income tax as if the Non-U.S. Holder were a U.S. Holder. A Non-U.S. corporation receiving such dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Backup Withholding and Information Reporting

      Information returns will be filed with the IRS in connection with payments of interest on the notes and dividends on the common stock. Unless the Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person, information returns may be filed with the IRS in connection with the proceeds from a sale or other disposition of the notes and common stock and the Non-U.S. Holder may be subject to U.S. backup withholding tax on payments of interest on the notes or on dividends or the proceeds from a sale or other disposition of the notes or common stock. The certification procedures required to claim the exemption from U.S. federal withholding tax on interest described above will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

CERTAIN ERISA CONSIDERATIONS

      The following is a summary of certain considerations associated with the purchase, ownership and disposition of the notes by employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans (including individual retirement accounts) that are subject to Section 4975 of the Code, and entities whose underlying assets are considered to include “plan assets” of such plans (each, a “plan”).

General Fiduciary Matters

      ERISA imposes certain duties on persons who are fiduciaries of a plan subject to Title I of ERISA (an “ERISA plan”). Under ERISA, any person who exercises any authority or control over the management or disposition of the assets of an ERISA plan, or who renders investment advice for a fee or other compensation to such ERISA plan, is generally considered to be a fiduciary of such ERISA plan.

      In considering the purchase of notes to be held as the assets of any plan, a fiduciary should determine whether the investment in the notes is in accordance with the documents and instruments governing the plan and the applicable provisions of ERISA, including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA.

Prohibited Transaction Issues

      Section 406 of ERISA and Section 4975 of the Code prohibit plans from engaging in specified transactions involving plan assets with persons who are “parties in interest,” within the meaning of ERISA or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A disqualified person that engages in a non-exempt prohibited transaction may be subject to excise taxes under Section 4975 of the Code, and the fiduciary of the ERISA plan that engages in a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA.

      The issuer is a party in interest and disqualified person with respect to plans directly covering employees of the issuer or any subsidiary thereof, but the issuer is not aware that it provides services to or is otherwise a “party in interest” or “disqualified person” with respect to any other plans. However, the issuer does not monitor whether the persons to which it provides services are plans, and accordingly there are no assurances that the issuer might not be a party in interest or disqualified person subject to the prohibited transaction provisions of ERISA or Section 4975 of the Code with respect to any plans besides those plans directly covering its own employees. Fiduciaries and other persons considering the purchase of notes with the assets of any plan should determine whether the issuer is or is likely to become a party in interest or disqualified person with respect to such plan.

      Whether or not any of our underlying assets are deemed to be “plan assets,” as described below, the purchase and holding of the notes by an ERISA plan with respect to which we or the initial purchaser are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the notes are acquired and held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor (the “DOL”) has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the purchase and holding of the notes. These class exemptions include, without limitation, PTCE 91-38 regarding bank collective investment funds, PTCE 90-1 regarding insurance company pooled separate accounts, PTCE 84-14 regarding transactions determined by independent qualified professional asset managers, PTCE 95-60 regarding life insurance company general accounts and PTCE 96-23 regarding transactions determined by in-house asset managers. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Plan Asset Consequences

      Under a “look-through” rule set forth in the DOL’s plan asset regulations (29 C.F.R. 2510.3-101), a pro rata portion of the assets of an entity will be treated as “plan assets” of any plan that acquires an equity interest in such entity unless an exception applies. Such look-through rule does not apply to “operating companies” or “publicly offered securities,” in each case as described in such plan asset regulations, and the issuer believes it presently qualifies as an “operating company” and its outstanding shares of common stock currently qualify as “publicly offered securities.” The issuer expects to continue to qualify as an “operating company” and its common stock to qualify as “publicly offered securities”, each within the meaning of the plan asset regulations, however, no assurances can be given that the issuer or its common stock will be able to so qualify at all times in the future. Fiduciaries and other persons considering the purchase of notes with the assets of any plans should consider the risks that the issuer will not be able to continue to qualify as an operating company or its common stock as publicly offered securities.

      If our assets were deemed to be “plan assets” under ERISA, this would result, among other things, in (i) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by us, and (ii) the possibility that certain transactions in which we might engage would constitute “prohibited transactions” under ERISA and Section 4975 of the Code.

Representation

      Accordingly, by acceptance of the notes (or any interest therein) or the common stock issuable upon conversion of the notes (or any interest therein), each purchaser and subsequent transferee of the notes will be deemed to have represented and warranted either that (i) for the entire period during which such purchaser or transferee holds its interest in the notes, or the common stock issuable upon conversion of the notes, no portion of the assets used by such purchaser or transferee to acquire and hold its interest in the notes or common stock issuable upon conversion of the notes constitute assets of any plan or (ii) the acquisition and holding of the notes (or any interest therein) or the common stock issuable upon conversion of the notes (or any interest therein) by such purchaser or transferee will not constitute a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation of any applicable similar laws.

      The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing notes or common stock issuable upon conversion of the notes on behalf of, or with the assets of, any plan, consult with their counsel to determine whether such plan is subject to Title I of ERISA, Section 4975 of the Code or any similar laws.

Governmental and Church Plans

      Governmental plans, some church plans and non-U.S. plans, while not subject to the fiduciary responsibility or prohibited transaction provisions of ERISA or Section 4975 of the Code, may be subject to federal, state or other laws that are very similar to such provisions of ERISA and the Code. If you are a fiduciary of a governmental plan, church plan or non-U.S. plan, you should consult with counsel before purchasing any notes.

SELLING SECURITY HOLDERS

      We originally sold the notes to Citigroup Global Markets Inc. (which we refer to as the initial purchaser in this prospectus) in private placements in March 2004. The notes were immediately resold by the initial purchaser in transactions exempt from registration under Rule 144A and Regulation S under the Securities Act. Selling security holders, which term includes their transferees, pledgees, donees or their successors, may from time to time offer and sell the notes and the common stock into which the notes are convertible pursuant to this prospectus or any applicable prospectus supplement.

      The following table sets forth certain information concerning the principal amount of notes beneficially owned and the number of shares of common stock issuable on conversion of those notes that may be offered from time to time under this prospectus by the selling security holders named in the table. None of these selling security holders is a registered broker-dealer. We prepared this table based on the information supplied to us by the selling security holders named in the table and we have not sought to verify such information. This table only reflects information regarding selling security holders who have provided us with such information. To the extent that successors to the named selling security holders wish to sell under this prospectus, we will file a prospectus supplement identifying such successors as selling security holders. We expect that we will update this table as we receive more information from holders of the notes who have not yet provided us with their information. We will supplement or amend this prospectus to include additional selling security holders on request and on provision of all required information to us. Information concerning the selling security holders may change from time to time and any changed information will be set forth in amendments or supplements to this prospectus if and when necessary.

      The number of shares of common stock issuable on conversion of the notes shown in the table below assumes conversion of the full amount of notes held by each selling security holder at an initial conversion rate of 19.0006 shares per $1,000 principal amount of notes. This conversion rate is subject to adjustment in certain events. Accordingly, the number of conversion shares may increase or decrease from time to time. Because the selling security holders may offer all or some portion of the notes or the shares of common stock issuable on conversion of the notes pursuant to this prospectus, we have assumed for purposes of the table below that the selling security holders will sell all of the notes and all of the shares of common stock offered by this prospectus pursuant to this prospectus. In addition, the selling security holders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes in transactions exempt from the registration requirements of the Securities Act since the date on which they provided the information to us regarding their holdings. As of July 29, 2004, we had $120,000,000 in principal amount of the notes and 8,275,427 shares of common stock outstanding.

      Based on information provided by the selling security holders, none of the selling security holders has held any position or office or has had any material relationship with us within the past three years except as described below.

			Shares of
	Principal		Common
	Amount of		Stock	Conversion
	Notes		Beneficially	Shares of
	Beneficially	Percentage of	Owned	Common
	Owned and	Notes	Excluding	Stock
Name	Offered	Outstanding	the Offering(1)	Offered(2)

Acuity Master Fund, Ltd.	$1,600,000	1.33%	—	30,400
Alexandra Global Master Fund Ltd.	$7,500,000	6.25%	—	142,504
†Amaranth LLC	$15,000,000	12.50%	—	285,009
Arkansas PERS	$770,000	*	—	14,630
AstraZeneca Holdings Pension	$230,000	*	—	4,370
Banc of America Securities LLC	$1,000,000	*	—	19,000
Basso Holdings Ltd.	$825,000	*	—	15,675
Basso Multi-Strategy Holding Fund Ltd.	$1,500,000	1.25%	—	28,500
†BNP Paribas Equity Strategies, SNC	$1,284,000	1.07%	—	24,396
Boilermakers Blacksmith Pension Trust	$750,000	*	—	14,250
BP Amoco PLC Master Trust	$245,000	*	—	4,655
Citigroup Global Markets, Inc.	$9,450,000	7.88%	—	179,555
CNH CA Master Account, L.P.	$1,500,000	1.25%	—	28,500
CooperNeff Convertible Strategies (Cayman) Master Fund, LP	$1,382,000	1.15%	—	26,258
CQS Convertible and Quantitative Strategies Master Fund Limited	$2,000,000	1.67%	—	38,001
DB Equity Opportunities Master Portfolio Ltd.	$460,000	*	—	8,740
†DBAG London	$1,000,000	*	—	19,000
Deam Convertible Arbitrage	$230,000	*	—	4,370
Delaware PERS Diaco Investments LP	$725,000 $ 500,000	* *	— —	13,775 9,500
DKR Sound Shore Opportunity Holding Fund Ltd.	$428,000	*	—	8,132
DKR Sound Shore Strategic Holding Fund Ltd.	$247,000	*	—	4,693
Delta Airlines Master Trust	$250,000	*	—	4,750
Duke Endowment	$165,000	*	—	3,135
Froley Revy Investment Convertible Security Fund	$60,000	*	—	1,140
†Grace Convertible Arbitrage Fund, Ltd.	$3,750,000	3.13%	—	71,252
†Highbridge International, LLC	$6,000,000	5.00%	—	114,003
Hotel Union & Hotel Industry of Hawaii Pension Plan	$64,000	*	—	1,216
ICI American Holdings Trust	$165,000	*	—	3,135
Institutional Benchmarks Master Fund Ltd.	$276,000	*	—	5,244
Laurel Ridge Capital, LP	$4,000,000	3.33%	—	76,002
Lexington Vantage Fund	$70,000	*	—	1,330
Louisiana CCRF	$85,000	*	—	1,615
Lyxor/Convertible Arbitrage Fund Limited	$256,000	*	—	4,864
Mohican VCA Master Fund	$550,000	*	—	10,450
Nat’l Bank of Canada c/o Putnam Lovell NBF Sec.	$5,000,000	4.17%	—	95,003
Nuveen Preferred & Convertible Fund JQC	$3,625,000	3.02%	—	68,877
Nuveen Preferred & Convertible Income Fund JPC	$2,725,000	2.27%	—	51,776
Polaris Vega Fund L.P.	$450,000	*	—	8,550
Prudential Insurance Co. of America	$45,000	*	—	855
Pyramid Equity Strategies Fund	$110,000	*	—	2,090
†RBC Alternative Assets LP	$75,000	*	—	1,425
Ritchie Convertible Arbitrage Trading	$450,000	*	—	8,550
Sagamore Hill Hub Fund, Ltd.	$7,000,000	5.83%	—	133,004
Sage Capital Management, LLC	$2,925,000	*	—	55,576
Singlehedge US Convertible Arbitrage Fund	$315,000	*	—	5,985
Sphinx Convertible Arb Fund SPC	$114,000	*	—	2,166

			Shares of
	Principal		Common
	Amount of		Stock	Conversion
	Notes		Beneficially	Shares of
	Beneficially	Percentage of	Owned	Common
	Owned and	Notes	Excluding	Stock
Name	Offered	Outstanding	the Offering(1)	Offered(2)

Sphinx Fund	$215,000	*	—	4,085
SSI Blended Market Neutral L.P.	$127,000	*	—	2,413
SSI Hedged Convertible Market Neutral L.P.	$167,000	*	—	3,173
State of Oregon/Equity	$2,275,000	1.90%	—	43,226
Sturgeon Limited	$263,000	*	—	4,997
†Sunrise Partners Limited Partnership	$20,550,000	17.13%	—	390,462
Syngenta AG	$130,000	*	—	2,470
TQA Master Fund Ltd.	$3,060,000	2.55%	—	58,141
TQA Master Plus Fund Ltd.	$4,791,000	3.99%	—	91,031
Viacom Inc. Pension Plan Master Trust	$7,000	*	—	133
Xavex-Convertible Arbitrage 7 Fund	$900,000	*	—	17,100
Zurich Institutional Benchmarks Master Fund Ltd.	$649,000	*	—	12,331
Additional Selling Security Holders that may be identified in a post-effective amendment hereto	$715,000			13,585

*	Less than one percent.

†	The selling security holder is an affiliate of a broker-dealer and has acknowledged that it has purchased the notes in the ordinary course of business and at the time of the purchase of the notes to be resold, it had no agreement or understanding, directly or indirectly, with any person to distribute the securities.

(1)	None of the selling security holders beneficially own shares of Common Stock other than shares issuable upon conversion of the notes.
(2)	Figures in this column represent the number of shares of common stock issuable on conversion of all of the notes owned by the security holders based on the initial conversion rate of 19.0006 shares per $1,000 principal amount of notes. This conversion rate is subject to adjustment as described under “Description of Notes — Conversion Rights.” Accordingly, the number of shares of our common stock to be sold may increase or decrease from time to time. Fractional shares will not be issued upon conversion of the notes. Cash will be paid instead of fractional shares, if any.

PLAN OF DISTRIBUTION

      The selling security holders, which term includes all transferees, pledges, donees or their successors, may from time to time sell the notes and the common stock into which the notes are convertible covered by this prospectus, which we collectively refer to in this section as the securities, directly to purchasers or offer the securities through underwriters, broker-dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling security holders and/or the purchasers of securities for whom they may act as agent, which discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

      The securities may be sold in one or more transactions:

•	at fixed prices;

•	at prevailing market prices at the time of sale;

•	at varying prices determined at the time of sale; or

•	at negotiated prices.

      These sales may be effected in transactions that may involve crosses or block transactions, in the following manner:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, including The Nasdaq Stock Market in the case of our common stock;

•	in the over-the-counter-market;

•	in transactions otherwise than on these exchanges or services or in the over-the-counter market; or

•	through the writing and exercise of options, whether these options are listed on any options exchange or otherwise.

      In connection with the sale of the securities, the selling security holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging positions they assume. The selling security holders may sell the securities short and deliver securities to close out short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities.

      Our outstanding common stock is listed for trading on The Nasdaq Stock Market under the symbol “AVTR.” Upon the effective date of the registration statement of which this prospectus is a part, we do not intend to list the notes on any securities exchange. We cannot assure you as to the liquidity of any trading market for the notes that may develop.

      In order to comply with the securities laws of some jurisdictions, if applicable, the holders of securities may offer and sell those securities in such jurisdictions only through registered or licensed brokers or dealers. In addition, under certain circumstances, in some jurisdictions the securities may not be offered or sold unless they have been registered or qualified for sale in the applicable jurisdiction or an exemption from registration or qualification requirements is available and is complied with.

      Any selling security holder that is a registered broker-dealer that participates in the sale of the securities will be considered to be an “underwriter” within the meaning of Section 2(11) of the Securities Act. Each other selling security holder may be deemed to be an “underwriter” with respect to any securities that it sells pursuant to this prospectus. Any discounts, commissions, concessions or profit any selling security holder considered to be an “underwriter” earns on any sale of the securities may be underwriting compensation under the Securities Act. The selling security holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

      If required, at the time of a particular offering of securities by a selling security holder, a supplement to this prospectus will be circulated setting forth the name or names of any underwriters, broker-dealers or agents, any discounts, commissions or other terms constituting compensation for underwriters and any discounts, commissions or concessions allowed or reallowed or paid to agents or broker-dealers.

      We entered into a registration rights agreement for the benefit of holders of the securities to register their securities under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreements provided for cross indemnification of the selling security holders and us and their and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the securities, including liabilities under the Securities Act. In the event the selling security holders sell their securities through any underwriter, the registration rights agreement provides for indemnification by us of those underwriters and their respective directors, officers and controlling persons against specified liabilities in connection with the offer and sale of those securities. Pursuant to the registration rights agreement, we will bear all fees and expenses incurred in connection with the registration of the securities, except that selling security holders will pay all broker’s commissions and, in connection with any underwritten offering, underwriting discounts and commissions.

LEGAL MATTERS

      Dennis J. Getman has passed upon the validity of the notes and the common stock issuable upon conversion of the notes on behalf of us in this offering.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      This prospectus “incorporates by reference” information that we have filed with the SEC under the Exchange Act, which means that we are disclosing important information to you by referring you to those documents. Any statement contained in this prospectus or in any document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any subsequently filed document which also is, or is deemed to be incorporated by reference into this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the following documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (other than Current Reports furnished under Items 9 or 12 of Form 8-K), until the termination of this offering:

•	Our Annual Report on Form 10-K of the fiscal year ended December 31, 2003;

•	Our Current Report on Form 8-K submitted on March 23, 2004;

•	Our Current Report on Form 8-K submitted on May 6, 2004;

•	Our Current Report on Form 8-K submitted on May 25, 2004;

•	Our Quarterly Report on Form 10-Q for the three months ended March 31, 2004; and

•	Our Quarterly Report on Form 10-Q/A, Amendment No. 1, for the three months ended March 31, 2004.

      You may request a copy of these filings and of the form of the indenture, notes and registration rights agreement at no cost, by writing or telephoning us at the following address:

Avatar Holdings Inc.

201 Alhambra Circle
Coral Gables, Florida 33134
Attention: Investor Relations
(305) 442-7000

PART II

Item 14.  Other Expenses of Issuance And Distribution

      The following table sets forth the costs and expenses payable by the registrant in connection with the resales of the securities to be registered, other than underwriting commissions. All amounts shown are estimates except the SEC registration statement filing fee. The selling security holders will pay none of the expenses listed below:

Amount to
be paid

SEC registration statement filing fee	$15,204
Printing fees and expenses	15,000
Legal fees and expenses	35,000
Accounting fees and expenses	25,000
Other	10,000

Total	$100,204

Item 15.  Indemnification of Officers and Directors

      Generally, Section 145 of the General Corporation Law of the State of Delaware (the “GCL”), permits a corporation to indemnify certain persons made a party to an action by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. To the extent that person has been successful in any such matter, that person shall be indemnified against expenses actually and reasonably incurred by him. In the case of an action by or in the right of the corporation, no indemnification may be made in respect of any matter as to which that person was adjudged liable unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines that, despite the adjudication of liability, that person is fairly and reasonably entitled to indemnity for proper expenses.

      The by-laws of the Registrant provides for indemnification of the Registrant’s officers and directors to the fullest extent permitted by law.

      Section 102(b)(7) of the GCL enables a Delaware corporation to include a provision in its certificate of incorporation limiting a director’s liability to the corporation or its stockholders for monetary damages for breaches of fiduciary duty as a director. The Registrant has adopted provisions in their respective certificates of incorporation that provide for such limitation to the fullest extent permitted under Delaware law.

      The directors and officers of the Registrant are covered by insurance policies indemnifying against certain liabilities, including certain liabilities arising under the Securities Act, which might be incurred by them in such capacities and against which they may not be indemnified by the Registrant.

Item 16.  Exhibits

Exhibits	Description of Exhibits

4.1	Specimen Common Stock certificate (incorporated by reference to Exhibit 1(a) to Avatar Holdings Inc.’s Registration Statement on Form 8-A filed on October 15, 1980)
4.2	Indenture relating to Avatar Holdings Inc.’s 4.50% Convertible Senior Notes due 2024, dated March 30, 2004 (incorporated by reference to exhibit 4.1 to Avatar Holdings Inc.’s Form 10-Q filed on May 6, 2004)
4.4	Form of Note (See Exhibit 4.2)
5.1	Opinion of Dennis J. Getman*
10.1	Registration Rights Agreement dated March 30, 2004 between Avatar Holdings Inc. and Citigroup Global Markets Inc.*
12.1	Statement regarding computation of earnings to fixed charges*
23.1	Consent of Independent Registered Public Accounting Firm**
23.2	Consent of Dennis J. Getman* (see Exhibit 5.1)
24.1	Power of Attorney (contained on signature page)
25.1	Form T-1 Statement of Eligibility of JPMorgan Chase Bank as trustee*

*	Previously filed

**	Filed herewith.

Item 17.  Undertakings

      The undersigned registrant hereby undertakes:

1. to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

a. To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

b. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

c. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that clauses (1)(a) and (1)(b) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

2. that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, each of the registrants has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 30, 2004.

AVATAR HOLDINGS INC.

By:	/s/ GERALD D. KELFER

NAME: GERALD D. KELFER
TITLE: PRESIDENT AND CHIEF EXECUTIVE OFFICER

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons for Avatar Holdings Inc. on July 30, 2004 in the capacities indicated.

Signature	Capacity

* GERALD D. KELFER	President, Vice Chairman of the Board of Directors, Chief Executive Officer and Chairman of the Executive Committee

* JACK NASH	Chairman of the Board and Executive Committee Member

* CHARLES L. McNAIRY	Executive Vice President, Treasurer and Chief Financial Officer

* MICHAEL P. RAMA	Controller and Chief Accounting Officer

* EDUARDO A. BREA	Director and Audit Committee Member

* MILTON DRESNER	Director and Audit Committee Member

* MARTIN MEYERSON	Director

* KENNETH T. ROSEN	Director and Chairman of the Audit Committee

Signature	Capacity

* FRED STANTON SMITH	Director and Executive Committee Member

* WILLIAM G. SPEARS	Director

* BETH A. STEWART	Director and Audit Committee Member

* JOEL M. SIMON	Director and Audit Committee Member

By:	/s/ JUANITA I. KERRIGAN

Attorney-in-fact

EXHIBIT INDEX

Exhibits	Description of Exhibits

4.1	Specimen Common Stock certificate (incorporated by reference to Exhibit 1(a) to Avatar Holdings Inc.’s Registration Statement on Form 8-A filed on October 15, 1980)
4.2	Indenture relating to Avatar Holdings Inc.’s 4.50% Convertible Senior Notes due 2024, dated March 30, 2004 (incorporated by reference to exhibit 4.1 to Avatar Holdings Inc.’s Form 10-Q filed on May 6, 2004)
4.4	Form of Note (See Exhibit 4.2)
5.1	Opinion of Dennis J. Getman*
10.1	Registration Rights Agreement dated March 30, 2004 between Avatar Holdings Inc. and Citigroup Global Markets Inc.*
12.1	Statement regarding computation of earnings to fixed charges*
23.1	Consent of Independent Registered Public Accounting Firm**
23.2	Consent of Dennis J. Getman (see Exhibit 5.1)
24.1	Power of Attorney (contained on signature page)
25.1	Form T-1 Statement of Eligibility of JPMorgan Chase Bank as trustee*

*	Previously filed

**	Filed herewith.